                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            THE FORTRESS GROUP, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    34956K207
                                 (Cusip Number)


                            DAVID W. BERNSTEIN, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 17, 2002
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                               Page 1 of 10 Pages

CUSIP No. 34956K207                  13D                      Page 2 of 10 Pages
--------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        FG ACQUISITION CORPORATION
        33-1008720
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       a[X]
                                                                       b[ ]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY
--------------------------------------------------------------------------------
  4.    SOURCES OF FUNDS

        AF
--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF    7.  SOLE VOTING POWER
     UNITS

                    0
--------------------------------------------------------------------------------
  BENEFICIALLY  8.  SHARED VOTING POWER
    OWNED BY

                    1,865,630
--------------------------------------------------------------------------------
     EACH       9.  SOLE DISPOSITIVE POWER
   REPORTING

                    0
--------------------------------------------------------------------------------
  PERSON WITH  10.  SHARED DISPOSITIVE POWER

                    7,803,130
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,803,130
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [ ]
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        76.2%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

CUSIP No. 34956K207                  13D                      Page 3 of 10 Pages
--------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        LENNAR CORPORATION
        95-4337490
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       a[X]
                                                                       b[ ]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY
--------------------------------------------------------------------------------
  4.    SOURCES OF FUNDS

        WC
--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF    7.  SOLE VOTING POWER
     UNITS

                    0
--------------------------------------------------------------------------------
  BENEFICIALLY  8.  SHARED VOTING POWER
    OWNED BY

                    1,865,630
--------------------------------------------------------------------------------
     EACH       9.  SOLE DISPOSITIVE POWER
   REPORTING

                    0
--------------------------------------------------------------------------------
  PERSON WITH  10.  SHARED DISPOSITIVE POWER

                    7,803,130
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,803,130
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [ ]
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        76.2%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

      This Statement on Schedule 13D relates to the shares of common stock, $.01 par value per share, of The Fortress Group, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1650 Tysons Boulevard, Suite 600, McLean, Virginia, 22102.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a)-(c) The persons (the "Reporting Persons") filing this Statement are FG Acquisition Corporation, a Delaware corporation ("FG Acquisition") and Lennar Corporation, a Delaware corporation ("Lennar").

      FG Acquisition was formed to acquire shares of stock and warrants of the Company ("Shares"). The principal business address of FG Acquisition and the location of its principal office is c/o Lennar, 700 N.W. 107th Avenue, Miami, Florida 33172.

      Lennar's principal executive offices are at 700 N.W. 107th Avenue, Miami, Florida 33172. Lennar is one of the nation's largest homebuilders and a provider of residential financial services. Its homebuilding operations include the sale and construction of single-family attached and detached homes, as well as the purchase, development and sale of residential land directly and through unconsolidated partnerships. Its financial services operations provide mortgage financing, title insurance and closing services for both its homebuyers and others, resell the residential mortgage loans they originate in the secondary mortgage market, and also provide high-speed Internet access, cable television and alarm monitoring services to residents of Lennar communities and others.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      FG Acquisition acquired the shares of the Company's common stock, preferred stock and warrants to purchase common stock of the Company (as set out below) from two shareholders for an aggregate consideration of $38,487,684.92, provided to it by its direct parent, Lennar. Lennar provided the funds from its working capital.

ITEM 4.  PURPOSE OF THE TRANSACTION.

      The principal purpose of FG Acquisition's acquiring preferred stock, common stock and warrants of the Company was as a step in Lennar's acquiring all the stock of the Company.

      On June 17, 2002, pursuant to a securities purchase agreement between FG Acquisition, Lennar, Prometheus Homebuilders LLC and Robert Short (the "Securities Purchase Agreement"), FG Acquisition purchased 28,500 shares of preferred stock, 678,130 Shares of Common Stock and warrants to purchase 5,208,333 Shares from Prometheus and Short and FG Acquisition and Lennar agreed to acquire warrants to purchase 729,167 Shares from Short on August 1, 2002. Simultaneously FG Acquisition entered into a Plan and Agreement of Merger (the "Merger Agreement") with the Company pursuant to which FG Acquisition agreed to commence a tender offer (the "Offer") for all of the outstanding shares of the Company's common stock ("Shares") which FG Acquisition does not already own for $3.68 per Share in cash (the "Offer Price").

      If FG Acquisition accepts the shares which are tendered in response to the Offer, it will be merged into the Company (the "Merger") in a transaction in which all the Company's stockholders other than FG Acquisition will receive cash equal to the amount they would have received if they had tendered their Shares and Lennar will become the sole stockholder of the corporation which survives the Merger (which will be the Company). Lennar and FG Acquisition can cause the Merger to take place even if FG Acquisition terminates the Offer without purchasing the Shares, but they will not be required to do that unless FG Acquisition's failure to purchase the tendered Shares is a breach of the Merger Agreement.

      In the Merger Agreement, Lennar agreed that (a) until the Offer expires (or the Merger Agreement is terminated), Lennar will not attempt to cause anyone to be elected to, or removed from, the Company's Board of Directors, and (b) until the Merger becomes effective (or the Merger Agreement is terminated), it will not attempt to cause persons it designates to be elected to a majority of the places on the Company's Board of Directors or attempt to change the way the Company is managed. Lennar has not decided whether it will attempt to cause anybody to be elected to the Company's Board of Directors before the Merger becomes effective or who the directors of the Company will be after the Merger becomes effective.

      In the Merger Agreement, the Company agreed not to, and not to authorize anyone to, initiate, solicit, encourage or otherwise facilitate any proposal or offer with respect to a merger or similar transaction involving the Company, or any purchase of or tender for all or any significant portion of the Company's equity securities or assets. However, this will not prevent the Company from, in response to an acquisition proposal which the Company receives and which the Company's Board determines, after consultation with its independent financial advisor, would result (if consummated) in a transaction which (i) would result in the Company's stockholders receiving cash consideration which is greater than the Offer Price and (ii) would be more favorable to the Company's stockholders than the Offer and the Merger, furnishing non-public information to, and entering into discussions and negotiations with that potential acquiror.

      If the Company receives an acquisition proposal or learns that someone other than FG Acquisition is contemplating soliciting tenders of Shares or otherwise proposes to acquire the Company or its shares, the Company must promptly notify FG Acquisition of that fact and provide FG Acquisition with all information in the Company's possession which FG Acquisition reasonably requests regarding the acquisition proposal, solicitation of tenders or other proposed transaction. The Company must also provide FG Acquisition with any additional information the Company obtains regarding the acquisition proposal, solicitation of tenders or the other proposed transaction.

      Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards of the National Association of Securities Dealers, Inc. (the "NASD") for continued inclusion in the Nasdaq National Market. If these standards are not met, the Shares might nevertheless continue to be included in the NASD's Nasdaq National Market with quotations published in the Nasdaq "additional list" or in one of the "local lists." However, if the number of holders of Shares falls below 300 or the number of publicly held Shares falls below 100,000, or if there are not at least two market makers for Shares, the Shares would no longer qualify for Nasdaq Stock Market reporting, and the Nasdaq Stock Market would cease to provide any quotations. If the Shares no longer meet the requirements for inclusion in any tier of the Nasdaq Stock Market, quotations might or might not still be available from other sources. The extent of the public market, and availability of quotations, for the Shares would depend upon the number of holders of Shares after the purchase of the Shares tendered in response to the Offer, whether securities firms are interested in maintaining a market in the Shares, the possible termination of registration under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), as described below, and other factors.

      The Shares are currently registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). That registration may be terminated upon application of the Company to the Securities and Exchange Commission if the Shares are not listed on a national securities exchange or quoted on Nasdaq and there are fewer than 300 record holders of the Shares (currently there are 87 record holders). If, after FG Acquisition purchases the Shares that are properly tendered and not withdrawn, the Company can terminate the registration of the Shares under the Exchange Act if they are not quoted on Nasdaq, Lennar will seek to cause the Company to terminate as soon as practicable the listing of the Shares on Nasdaq and the registration of the Shares under the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) As of the close of business on June 17, 2002, FG Acquisition owned 678,130 shares of common stock of the Company, 28,500 shares of Class AAA Preferred Stock of the Company (which are convertible into, and have the same voting rights as, 1,187,500 shares of common stock) and warrants to purchase 5,208,333 shares of common stock for $0.04 per share. In addition, FG Acquisition and Lennar had agreed to purchase on August 1, 2002, warrants to purchase 729,167 shares of common stock for the same exercise price of $0.04 per share. As the sole stockholder of FG Acquisition, Lennar may be deemed to be the beneficial owner of the securities of the Company which are owned by FG Acquisition.

      (c) On June 17, 2002, FG Acquisition acquired the 678,130 shares of common stock, 28,500 shares of preferred stock and warrants to purchase 5,208,333 shares of common stock of the Company for an aggregate consideration of $38,487,684.92.

      (d) No person other than FG Acquisition and Lennar has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by FG Acquisition.

      (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as described under Items 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Persons will, however, pay fees to, and reimburse the expenses of, the firms which act as depositary and as information agent with regard to the Offer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit A - - Plan and Agreement of Merger, dated June 17, 2002.

      Exhibit B - - Securities Purchase Agreement, dated June 17, 2002.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  June 26, 2002



                                          FG ACQUISITION CORPORATION



                                          By: /s/ Diane Bissette
                                              --------------------------------
                                              Name: Diane Bissette
                                              Title: Vice President




                                          LENNAR CORPORATION


                                          By: /s/ Diane Bissette
                                              --------------------------------
                                              Name: Diane Bissette
                                              Title: Vice President

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David W. Bernstein, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on
Schedule 13D and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all such other acts and execute all such other documents as they, or any of them, may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

                                          FG ACQUISITION CORPORATION



                                          By:
                                              --------------------------------
                                              Name:
                                              Title:




                                          LENNAR CORPORATION

                                          By:
                                              --------------------------------
                                              Name:
                                              Title:




Dated: June __, 2002

                                                                     Exhibit A

                          PLAN AND AGREEMENT OF MERGER

                                      DATED

                                  JUNE 17, 2002

                                      AMONG

                            THE FORTRESS GROUP, INC.,

                               LENNAR CORPORATION

                                       AND

                           FG ACQUISITION CORPORATION

                                TABLE OF CONTENTS

                                                                                   PAGE
                                                                                   ----
Article 1             THE TENDER OFFER..........................................      1
         1.1      The Tender Offer..............................................      1
         1.2      Company Action................................................      3
Article 2             THE MERGER................................................      5
         2.1      Agreement to Effect Merger....................................      5
         2.2      The Merger....................................................      5
         2.3      Certificate of Incorporation..................................      6
         2.4      By-Laws.......................................................      6
         2.5      Directors.....................................................      6
         2.6      Officers......................................................      6
         2.7      Stock of the Company..........................................      6
         2.8      Options and Warrants..........................................      7
         2.9      Stock of Acquisition..........................................      8
         2.10     Proxy Statement and Stockholders' Meeting.....................      8
         2.11     Dissenting Shares.............................................      9
         2.12     Payment for Shares and Options................................     10
Article 3             EFFECTIVE TIME OF MERGER..................................     13
         3.1      Date of the Merger............................................     13
         3.2      Execution of Certificate of Merger............................     13
         3.3      Effective Time of the Merger..................................     13
Article 4             REPRESENTATIONS AND WARRANTIES............................     13
         4.1      Representations and Warranties of the Company.................     13
         4.2      Representations and Warranties of Lennar and Acquisition......     23
         4.3      Termination of Representations and Warranties.................     25
Article 5             ACTIONS PRIOR TO THE MERGER...............................     26
         5.1      Company's Activities Until Effective Time.....................     26
         5.2      No Lennar Involvement in Management...........................     28
         5.3      No Solicitation of Offers; Notice of Proposals from Others....     29
         5.4      Acquisition's Efforts to Fulfill Conditions...................     30
         5.5      Company's Efforts to Fulfill Conditions.......................     30
Article 6             CONDITIONS PRECEDENT TO MERGER............................     30
         6.1      Conditions to the Company's Obligations.......................     30
         6.2      Conditions to Acquisition's Obligations.......................     31

                                TABLE OF CONTENTS
                                  (continued)

                                                                                   PAGE
                                                                                   ----


Article 7             TERMINATION...............................................     32
         7.1      Right to Terminate............................................     32
         7.2      Manner of Terminating Agreement...............................     33
         7.3      Effect of Termination.........................................     33
Article 8             ABSENCE OF BROKERS........................................     33
         8.1      Representations and Warranties Regarding Brokers and Others...     33
Article 9             OTHER AGREEMENTS..........................................     34
         9.1      Indemnification for Prior Acts................................     34
         9.2      Funds for Debt Tender.........................................     35
         9.4      Past Service and Deductible Credit to Employees...............     35
Article 10            LENNAR GUARANTY...........................................     36
         10.1     Guaranty of Acquisition's Obligations.........................     36
Article 11            GENERAL...................................................     36
         11.1     Expenses......................................................     36
         11.2     Access to Properties, Books and Records.......................     36
         11.3     Press Releases................................................     37
         11.4     Entire Agreement..............................................     37
         11.5     Effect of Disclosures.........................................     37
         11.6     Captions......................................................     38
         11.7     Benefit of Agreement..........................................     38
         11.8     Prohibition Against Assignment................................     38
         11.9     Notices and Other Communications..............................     38
         11.10    Governing Law.................................................     39
         11.11    Amendments....................................................     40
         11.12    Counterparts..................................................     40

                          PLAN AND AGREEMENT OF MERGER

            This is a Plan and Agreement of Merger (the "Agreement") dated June 17, 2002, among The Fortress Group, Inc. (the "Company"), a Delaware corporation, Lennar Corporation ("Lennar"), a Delaware corporation, and FG Acquisition Corporation ("Acquisition"), a Delaware corporation.

                                   ARTICLE 1

                                THE TENDER OFFER

      1.1 The Tender Offer. (a) Not later than the date of this Agreement, Acquisition will make a public announcement of an offer (the "Tender Offer") to purchase any and all of the outstanding common stock of the Company, par value $.01 per share, ("Common Stock") which Acquisition does not own at a price (the "Tender Offer Price") of $3.68 net per share in cash.

            (b) Promptly (and in any event within five business days) after the public announcement of the Tender Offer, Acquisition will file with the Securities and Exchange Commission ("SEC") a Tender Offer Statement on Schedule TO with respect to the Tender Offer (together with any amendments or supplements, the "Schedule TO"), including forms of an offer to purchase, a letter of transmittal and a summary advertisement (the Schedule TO and the documents included in it by which the Tender Offer will be made, as they may be supplemented or amended, being the "Offer Documents"). Not later than the first business day after that, Acquisition will communicate the Tender Offer to the record holders and beneficial owners of the Common Stock. Each of Acquisition and the Company will promptly correct any information provided by it for use in the Offer Documents if and to the extent that information is or becomes incomplete or inaccurate in any material respect, and Acquisition will supplement or amend the Offer Documents to the extent required by the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules under it, file the amended or supplemented Offer

Documents with the SEC and, if required, disseminate the amended Offer Documents or supplements to the Company's stockholders. The Company and its counsel will be given a reasonable opportunity to review and comment on the Offer Documents and any amendments or supplements to them before they are filed with the SEC or disseminated to the Company's stockholders. If Acquisition receives comments from the staff of the SEC with regard to the Offer Documents, Acquisition will, as promptly as practicable, provide the Company and its counsel with a written description of the comments, and with a copy of any letter the Company or its counsel may receive from the staff of the SEC containing some or all of the comments.

            (c) The day on which the Tender Offer expires (the "Expiration Date") will be 20 business days after the day on which the Tender Offer is first communicated to the record owners of the Common Stock, but Acquisition may extend the Expiration Date to not later than 60 days after the Schedule TO is filed with the SEC.

            (d) Subject to the conditions to the Tender Offer set forth on
Exhibit 1.1-D, Acquisition will, not later than five days after the Expiration Date, accept for payment and pay for all the shares of Common Stock which are properly tendered on or before the Expiration Date in response to the Tender Offer and not withdrawn. Lennar will provide Acquisition with the funds it requires to pay for those shares of Common Stock. The obligation of Acquisition to accept for payment and pay for shares which are properly tendered on or before the Expiration Date and not withdrawn will not be subject to any conditions other than those set forth on Exhibit 1.1-D. Acquisition will not, without the prior consent of the Company, (i) decrease the Tender Offer Price below that described in subparagraph (a), (ii) decrease the number of shares being solicited in the Tender Offer, (iii) change the form of consideration payable in the Tender Offer, (iv) modify or add to the conditions set forth on
Exhibit 1.1-D or (v) extend the Expiration Date to a day which is more than 60 days after the day on which the Schedule TO is filed with the SEC, except that
(A) if the Tender Offer is modified to increase the Tender Offer Price or in any other manner permitted by this Agreement, the Expiration Date may be extended to the extent required by the rules under the Exchange Act or any interpretation of those rules by the staff of the SEC, (B) if anyone other than Acquisition makes a tender offer for Common Stock before the Tender Offer expires at a price higher than the Tender Offer Price, Acquisition may extend the Expiration Date until not more than 10 business days after the other tender offer expires, and
(C) if Acquisition is prevented by an order of a court or other governmental agency from accepting shares which are tendered in response to the Tender Offer, Acquisition may extend the Expiration Date until 10 business days after the earliest day on which Acquisition is able to accept shares without violating any order of any court or other governmental agency. Acquisition may extend the Tender Offer for a subsequent offer period after the Expiration Date as permitted by Rule 14d-11 under the Exchange Act.

      1.2 Company Action. (a) The Company approves of and consents to the Tender Offer and represents and warrants that its Board of Directors (the "Board") has
(i) determined that this Agreement and the transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement and the transactions contemplated by it, including the Tender Offer and the Merger (described in Article 2), and declared that this Agreement is advisable, and (iii) resolved to recommend that the Company's stockholders tender their shares in response to the Tender Offer, and approve and adopt this Agreement and approve the Merger. The Company has been advised by each of its directors and executive officers that he or she intends to tender and sell all his or her shares of Common Stock in response to the Tender Offer, except that directors and executive officers whose sales of their shares in response to the Tender Offer might result in liability under
Section 16(b) of the Exchange Act have stated that if they do not tender and sell their shares in response to the Tender Offer, they will vote their shares in favor of approval of the Merger. Notwithstanding anything contained in this subparagraph (a) or elsewhere in this Agreement, if the Board, after consultation with its counsel about the Board's fiduciary obligations, determines in good faith to withdraw, modify or amend the recommendation, because the failure to do so could reasonably be expected to violate the directors' fiduciary duties under applicable law, that withdrawal, modification or amendment will not constitute a breach of this Agreement.

            (b) The Company will file with the SEC, promptly after Acquisition files the Schedule TO, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements, the "Schedule 14D-9") containing the recommendations described in subparagraph (a) and will disseminate the
Schedule 14D-9 as required by Rule 14d-9 under the Exchange Act. The Company and Acquisition each agrees to correct promptly any information provided by it for use in the Schedule 14D-9 if and to the extent that information is or becomes incomplete or inaccurate in any material respect and the Company will file any necessary amendment or correction to the Schedule 14D-9 with the SEC and disseminate the amendment or correction (or the amended or corrected Schedule 14D-9) to the Company's stockholders to the extent required by the Exchange Act or the rules under it.

            (c) In connection with the Tender Offer, the Company will promptly furnish Acquisition with mailing labels, security position listings and any other available listing or computer files containing the names and addresses of the record holders or beneficial owners of shares of Common Stock as of a recent date and the Company will furnish Acquisition with such additional information and assistance (including, without limitation, updated lists of stockholders, mailing labels and lists of securities positions) as Acquisition or its representatives may reasonably request in order to communicate the Tender Offer to the record holders and beneficial owners of the Common Stock. Subject to the requirements of applicable law, Acquisition will hold in confidence the information contained in any such labels, listings or files, and will use that information only in connection with the Tender Offer and the Merger. If this

Agreement is terminated, Acquisition will return to the Company the originals and all copies of that information which are in Acquisition's possession.

                                   ARTICLE 2

                                   THE MERGER

      2.1 Agreement to Effect Merger. If (a) Acquisition purchases the shares of Common Stock which are properly tendered on or before the Expiration Date in response to the Tender Offer and not withdrawn, or Acquisition fails to purchase those shares under circumstances which constitute a breach of Acquisition's obligations under Article 1, or (b) Acquisition terminates the Tender Offer without purchasing shares of Common Stock because a condition set forth on
Exhibit 1.1-D was not fulfilled, but Acquisition nonetheless notifies the Company that Acquisition wants to be merged into the Company, and (c) the conditions to the Merger set forth in Paragraph 6.2 are satisfied or waived, Acquisition will take all steps in its power to cause Acquisition to be merged into the Company (the "Merger") on the terms and with the effects set forth in Paragraphs 2.2 through 2.9, including voting all the Common Stock and all the Class AAA Preferred Stock of the Company ("Class AAA Preferred Stock") beneficially owned by it in favor of adoption of this Agreement and approval of the Merger and, if necessary to cause this Agreement to be adopted and the Merger to be approved by the Company's stockholders, exercising warrants to purchase a sufficient number of shares of Common Stock so Acquisition will own at least a majority of the outstanding shares of Common Stock and voting those shares in favor of adoption of this Agreement and approval of the Merger.

      2.2 The Merger. In the Merger, Acquisition will be merged into the Company, which will be the surviving corporation of the Merger (the "Surviving Corporation"). Except as specifically provided in this Agreement, when the Merger becomes effective, (i) the real and personal property, other assets, rights, privileges, immunities, powers, purposes and franchises of the Company will continue unaffected and unimpaired by the Merger, (ii) the separate existence of Acquisition will terminate, and Acquisition's real and personal property, other assets, rights, privileges, immunities, powers, purposes and franchises will be merged into the Surviving Corporation, and (iii) the Merger will have the other effects specified in Section 259 of the Delaware General Corporation Law (the "DGCL").

      2.3 Certificate of Incorporation. From the Effective Time (described in Paragraph 3.3) until subsequently amended, the Certificate of Incorporation of Acquisition immediately before the Effective Time will be the Certificate of Incorporation of the Surviving Corporation, except that it will provide that the name of the Surviving Corporation will be "The Fortress Group, Inc." That Certificate of Incorporation, separate and apart from this Agreement, may be certified as the Certificate of Incorporation of the Surviving Corporation.

      2.4 By-Laws. At the Effective Time, the By-Laws of Acquisition immediately before the Effective Time will be the By-Laws of the Surviving Corporation, until they are altered, amended or repealed.

      2.5 Directors. The directors of Acquisition immediately before the Effective Time will be the directors of the Surviving Corporation after the Effective Time and will hold office in accordance with the By-Laws of the Surviving Corporation.

      2.6 Officers. The officers of Acquisition immediately before the Effective Time will be the officers of the Surviving Corporation after the Effective Time and will hold office at the pleasure of the Board of Directors of the Surviving Corporation.

      2.7 Stock of the Company. (a) Except as provided in subparagraph (b) or Paragraph 2.11, at the Effective Time each share of Common Stock which is outstanding immediately before the Effective Time will be converted into and become the right to receive a sum in cash (the "Merger Price") equal to the Tender Offer Price.

            (b) Each share of Common Stock held in the treasury of the Company, and each share of Common Stock held by Acquisition or by any direct or indirect subsidiary of the Company, immediately before the Effective Time will, at the Effective Time, be cancelled and cease to exist and no payment will be made with respect to any of those shares.

            (c) Each share of Class AAA Preferred Stock will, at the Effective Time, be converted into and become one share of Preferred Stock, par value $.01 per share, of the Surviving Corporation.

            (d) Each share of Series E 6% Convertible Preferred Stock of the Company ("Series E Stock") will be converted into and become the right to receive $100 in cash plus accrued dividends.

      2.8 Options and Warrants. (a) Except as provided in subparagraph (b), at the Effective Time, each option or warrant issued by the Company which is outstanding at that time, other than the Supplemental Warrants (described in Paragraph 4.1(g)), will become the right to receive a sum in cash equal to (i) the amount, if any, by which the Merger Price exceeds the per share exercise price of the option or warrant, times (ii) the number of shares of Common Stock issuable upon exercise of the option or warrant in full. In order to receive the amount to which a holder of an option or warrant is entitled under this Paragraph, the holder must deliver to the Company (x) any certificate or option agreement relating to the option or warrant and (y) a document in which the holder acknowledges that the payment the holder is receiving is in full satisfaction of any rights the holder may have under or with regard to the option or warrant. Failure to deliver the items described in clauses (x) and (y) of the preceding sentence will not, however, affect the fact that at the Effective Time each option or warrant which is outstanding at that time will become the right to receive in cash the sum described in the first sentence of this subparagraph, and will no longer entitle the holder to acquire shares of Common Stock or to receive anything other than the sum in cash described in the first sentence of this subparagraph.

            (b) At the Effective Time, each Supplemental Warrant will become a warrant which entitles the holder to purchase one share of common stock of the Surviving Corporation for $0.04.

      2.9 Stock of Acquisition. At the Effective Time, each share of common stock of Acquisition ("Acquisition common stock") which is outstanding immediately before the Effective Time will be converted into and become one share of common stock of the Surviving Corporation ("Surviving Corporation Common Stock"). At the Effective Time, a certificate which represented Acquisition common stock will automatically become and be a certificate representing the number of shares of Surviving Corporation Common Stock into which the Acquisition common stock represented by the certificate was converted.

      2.10 Proxy Statement and Stockholders' Meeting If the conditions described in Paragraph 2.1 are satisfied and approval of the Merger by the Company's stockholders is required by applicable law or by the rules of a stock exchange or securities quotation system on which the Common Stock is listed or quoted, the Company will cause its stockholders to vote on, or seek their consent to, a proposal to approve the Merger as promptly as practicable after the Expiration Date or after the expiration of any subsequent offering period. If a proxy statement relating to the Merger (the "Proxy Statement") must be filed with the SEC, the Company will (i) file the Proxy Statement with the SEC as promptly as practicable after the Expiration Date or the end of any subsequent offering period, (ii) use its best efforts to cause review of the Proxy Statement by the SEC staff to be completed as promptly as practicable, (iii) describe in the Proxy Statement the recommendation of its Board of Directors that the Company's stockholders vote to adopt this Agreement and approve the Merger (except that, if the Board, after consultation with its counsel about the Board's fiduciary obligations, determines in good faith to withdraw, modify or amend that recommendation, because the failure to do so could reasonably be expected to violate the directors' fiduciary duties under applicable law, that withdrawal, modification or amendment will be described in the Proxy Statement), (iv) as promptly as practicable, and in any event within 5 days after the Company is informed that the SEC staff has no further comments about the Proxy Statement, cause the Proxy Statement to be mailed to its stockholders and (v) cause a stockholders meeting at which the Company's stockholders will be asked to vote upon the Merger (the "Stockholders Meeting") to be held not later than the 30th day after the day on which the Proxy Statement is mailed.

            (a) Acquisition will supply to the Company all information in Acquisition's possession, including any required financial statements of Acquisition, which the Company is required to include in the Proxy Statement and in all other respects cooperate with the Company in its efforts to file the Proxy Statement with the SEC and cause review of the Proxy Statement to be completed as promptly as practicable after it is filed with the SEC.

      2.11 Dissenting Shares. (a) If Section 262 of the DGCL applies to the Merger, notwithstanding any provision of this Agreement to the contrary, Common Stock that is outstanding immediately prior to the Effective Time which is held by stockholders who have complied with Section 262 of the DGCL (including making a timely demand for appraisal and not voting in favor of or consenting to the Merger) will not be converted into the right to receive the Merger Price. Instead, if the Merger takes place, the Surviving Corporation will pay the holders of those shares the fair value of the shares determined as provided in
Section 262 of the DGCL. Shares held by stockholders who fail to perfect, or who otherwise properly withdraw or lose, their rights to receive the fair value of their shares determined as provided in Section 262 of the DGCL will be deemed to have been converted, at the later of the Effective Time or the time the stockholders withdraw or lose their rights to receive the fair value of their shares, into the right to receive the Merger Price, without any interest.

            (b) The Company will promptly give Acquisition (i) notice of any demands for appraisal received by the Company, any withdrawals of any such demands, and any other material communications required by, or relating to,
Section 262 of the DGCL which the Company receives and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Section 262 of the DGCL. The Company will not, except with the prior written consent of Acquisition (or, after the Effective Time, Lennar), voluntarily make any payment with respect to any demand for payment of the fair value of shares or offer to settle or settle any such demand.

      2.12 Payment for Shares and Options. (a) Prior to the Effective Time, Acquisition will designate a bank or trust company reasonably acceptable to the Company to act as Paying Agent in connection with the Merger (the "Paying Agent"). At, or immediately before, the Effective Time, Acquisition or the Surviving Corporation will provide the Paying Agent with the funds necessary to make the payments contemplated by Paragraphs 2.7 and 2.8 and an instruction that, except as provided in subparagraph (e), the Paying Agent is not to use the funds for any purpose other than to make those payments. Until used for that purpose, the funds will be invested by the Paying Agent, as directed by the Surviving Corporation, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Services Inc. or Standard & Poors' Corporation, or in deposit accounts, certificates of deposit or banker's acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks, each of which has capital, surplus and undivided profits aggregating more than $500 million (based on the most recent financial statements of the banks which are then publicly available at the SEC or otherwise). All those investments will be readily marketable, except that up to 50% of them may be non-marketable investments which will mature within less than 30 days. To the extent the sum held by the Paying Agent is not sufficient to permit the Paying Agent to make all the payments required by Paragraphs 2.7 and 2.8, the Surviving Corporation or Lennar will provide the Paying Agent with the additional funds which are required.

            (b) Promptly after the Effective Time, the Surviving Corporation will cause the Paying Agent to mail to each person who was a record holder of Common Stock at the Effective Time a form of letter of transmittal (including instructions) for use in effecting the surrender of stock certificates representing Common Stock ("Certificates") in order to receive payment of the Merger Price. When the Paying Agent receives a Certificate, together with a properly completed and executed letter of transmittal and any other required documents, the Paying Agent will pay to the holder of the shares represented by the Certificate, or as otherwise directed in the letter of transmittal, the Merger Price with regard to those shares, and the Certificate will be cancelled. No interest will be paid or accrued on the cash payable upon the surrender of Certificates. If payment is to be made to a person other than the person in whose name a surrendered Certificate is registered, the surrendered Certificate must be properly endorsed or otherwise be in proper form for transfer, and the person who surrenders the Certificate must provide funds for payment of any transfer or other taxes required by reason of the payment to a person other than the registered holder of the surrendered Certificate or establish to the satisfaction of the Surviving Corporation that the tax has been paid. After the Effective Time, a Certificate which has not been surrendered will represent only the right to receive the Merger Price, without any interest.

            (c) The Paying Agent may withhold from the sum payable to any person as a result of the Merger, and pay to the appropriate taxing authorities, any amounts which the

Paying Agent or Acquisition is required (or reasonably believes it is required) to withhold under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign tax law. Any sum which is withheld and paid to a taxing authority as permitted by this Paragraph will be deemed to have been paid to the person with regard to whom it is withheld.

            (d) If a Certificate has been lost, stolen or destroyed, the Surviving Corporation will accept an affidavit and indemnification reasonably satisfactory to it instead of the Certificate.

            (e) At any time which is more than six months after the Effective Time, the Surviving Corporation may require the Paying Agent to deliver to it, promptly after a demand by the Surviving Corporation, any funds which had been made available to the Paying Agent and have not been disbursed to holders of shares of Common Stock (including, without limitation, interest and other income received by the Paying Agent in respect of the funds made available to it), and after the funds have been delivered to the Surviving Corporation, former stockholders of the Company who have not yet surrendered the Certificates they were holding, must look to the Surviving Corporation (and only to the Surviving Corporation) for payment of the Merger Price upon surrender of those Certificates. Neither the Surviving Corporation nor the Paying Agent will be liable to any former stockholder of the Company for any Merger consideration which is delivered to a public official pursuant to any abandoned property, escheat or similar law.

            (f) After the Effective Time, the Surviving Corporation will not record any transfers of shares of Common Stock on the stock transfer books of the Company or the Surviving Corporation, and the stock ledger of the Company will be closed. If, after the Effective Time, Certificates are presented for transfer, they will be cancelled and treated as having been surrendered for the Merger Price.

                                   Article 3

                            EFFECTIVE TIME OF MERGER

      3.1 Date of the Merger. The day on which the Merger is to take place (the "Merger Date") will be (a) the business day after the day on which the Merger is approved by the holders of a majority of the outstanding shares of Common Stock or (b) if approval of the Merger by the Company's stockholders is not required by applicable law or by the rules of a securities exchange or securities quotation system on which the Common stock is listed or quoted, a day designated by Acquisition which will be not later than the later of August 1, 2002 or the fifth business day after the Expiration Date. The Merger Date may be changed with the consent of the Company and Acquisition.

      3.2 Execution of Certificate of Merger. Not later than 3:00 P.M. New York City time on the day before the Merger Date, (a) Acquisition and the Company will each execute a certificate of merger (the "Certificate of Merger") substantially in the form of Exhibit 3.2 and deliver it to Clifford Chance Rogers & Wells LLP for filing with the Secretary of State of Delaware. If all the conditions in Article 6 are fulfilled or waived, Acquisition will cause the Certificate of Merger to be filed with the Secretary of State of Delaware on the Merger Date or as soon after that date as is practicable.

      3.3 Effective Time of the Merger. The Merger will become effective at 11:59 P.M. on the day on which the Certificate of Merger is filed with the Secretary of State of Delaware (that being the "Effective Time").

                                   Article 4

                         REPRESENTATIONS AND WARRANTIES

      4.1 Representations and Warranties of the Company. The Company represents and warrants to Acquisition as follows:

      (a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

      (b) The Company has all corporate power and authority necessary to enable it to enter into this Agreement and carry out the transactions contemplated by this Agreement. All corporate actions necessary to authorize the Company to enter into this Agreement and carry out the transactions contemplated by it, other than adoption of this Agreement by the stockholders of the Company, have been taken. This Agreement has been duly executed by the Company and is a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

      (c) Except as shown on Schedule 4.1-C, neither the execution and delivery of this Agreement or of any document to be delivered in accordance with this Agreement nor the consummation of the transactions contemplated by this Agreement or by any document to be delivered in accordance with this Agreement will violate, result in a breach of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, the Certificate of Incorporation or By-Laws of the Company, any agreement or instrument to which the Company or any subsidiary of the Company is a party or by which any of them is bound, any law, or any order, rule or regulation of any court or governmental agency or other regulatory organization having jurisdiction over the Company or any of its subsidiaries, except breaches or defaults which (i) could not reasonably be expected, individually or in aggregate, to have a Material Adverse Effect on the Company, (ii) would not be a basis for preventing or delaying the expiration of the Tender Offer or Acquisition's purchase of the shares which are tendered in response to the Tender Offer, and (iii) would not result in liability of Lennar or of the Buyer.

      (d) No governmental filings, authorizations, approvals, or consents, or other governmental actions, other than those expressly described in this Agreement, are required to permit the Company to fulfill all its obligations under this Agreement.

      (e) The Company and each of its subsidiaries is qualified to do business as a foreign corporation in each state in which it is required to be qualified, except states in which the failure to qualify, in the aggregate, would not have a Material Adverse Effect upon the Company. As used in this Agreement, the term "Material Adverse Effect" upon a company means a material adverse effect upon
(i) the consolidated financial position of that company and its subsidiaries taken as a whole, or (ii) the consolidated results of operations of that company and its subsidiaries taken as a whole compared with the consolidated results of their operations during the same period of the prior year. For the purposes of the definition of Material Adverse Effect, (x) an adverse change in financial condition will be material if it is a reduction of 5% or more in working capital, tangible net worth or net asset value, and (y) an adverse change in results of operations will be material if it is a reduction of 5% or more in total revenues, net income before income taxes, net income, or earnings before interest, taxes, depreciation and amortization.

      (f) The only authorized stock of the Company is 99,000,000 shares (which the Company has proposed reducing to 14,000,000 shares) of Common Stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. At the date of this Agreement, the only outstanding stock of the Company is not more than 3,130,000 shares of Common Stock, not more than 28,500 shares of Class AAA Preferred Stock and not more than 800 shares of Series E Stock. All those shares have been duly authorized and issued and are fully paid and non-assessable. Except as shown on Schedule 4.1-F, the Company has not issued any options, warrants or convertible or exchangeable securities which are outstanding, and is not a party to any other agreements, which require, or upon the passage of time, the payment of money or the occurrence of any other event may require, the Company to issue or sell any of its stock.

      (g) The Certificate of Designations relating to the Class AAA Preferred Stock is in the form of Exhibit 4.1-G(1), and the Warrant Agreement relating to the Supplemental Warrants described on Schedule 4.1-F (the "Supplemental Warrants") is in the form of Exhibit 4.1-G(2) (including the amendments in letter agreements between the Company and Prometheus dated March 29, 2001, October 25, 2001, January 28, 2002 and March 20, 2002, a letter agreement between the Company and Short dated October 25, 2001 and a Recognition Agreement among the Company, Prometheus and Short dated July 31, 2001).

      (h) The Board has approved (i) the acquisition by Acquisition or another wholly owned subsidiary of Lennar of (x) Class AAA Preferred Stock, Supplemental Warrants and Common Stock as contemplated by a Securities Purchase Agreement in the form of Exhibit 4.1-H dated the same date as this Agreement among Acquisition, Lennar, Prometheus and Robert Short (the "Securities Purchase Agreement"), (y) Common Stock as contemplated by this Agreement and (z) Common Stock upon exercise of Supplemental Warrants, and (ii) any other acquisitions of stock or other securities of the Company by Lennar or any of its subsidiaries which take place after completion of the closing under the Securities Purchase Agreement. Because of that approval, none of (A) any of the transactions which is the subject of the Securities Purchase Agreement, (B) any of the transactions which is the subject of this Agreement or (C) the acquisition of Common Stock by Acquisition through exercise of Supplemental Warrants, will cause Acquisition or Lennar to be subject to the restrictions upon business combinations contained in
Section 203 of the DGCL.

      (i) Except as shown on Schedule 4.1-I, (i) each of the corporations and other entities of which the Company owns directly or indirectly more than 50% of the equity (each corporation or other entity of which a company owns directly or indirectly more than 50% of the equity being a "subsidiary" of that company) has been duly incorporated, and is validly existing and in good standing, under the laws of its state of incorporation or formation, except to the extent failures of subsidiaries to be in good standing would not, individually or in aggregate, have a Material Adverse Effect upon the Company, (ii) all the shares of stock of each of the Company's subsidiaries which are owned by the Company or any of its subsidiaries are duly authorized and validly issued and, with regard to stock of corporations or other equity interests in limited liability entities, fully paid and non-assessable, and are not subject to any preemptive rights, and (iii) neither the Company nor any of its subsidiaries has issued any options, warrants or convertible or exchangeable securities, or is a party to any other agreements, which require, or upon the passage of time, the payment of money or the occurrence of any other event may require, the Company or any subsidiary to issue or sell any stock or other equity interests in any of the Company's subsidiaries (other than to the Company or to wholly owned subsidiaries of the Company), and there are no registration covenants or transfer or voting restrictions with respect to outstanding securities of any of the Company's subsidiaries.

      (j) Since January 1, 1999, the Company has filed with the SEC all forms, statements, reports and documents it has been required to file under the Securities Act of 1933, as amended, the Exchange Act or the rules under either of them.

      (k) The Company's Annual Report on Form 10-K for the year ended December 31, 2001 (the "Company 10-K") and its Report on Form 10-Q for the period ended March 31, 2002 (the "March 31 10-Q") which were filed with the SEC, including the documents incorporated by reference in each of them, each contained in all material respects all the information required to be included in it and, when it was filed, did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in it, in light of the circumstances under which they were made, not misleading. Without limiting what is said in the preceding sentence, the financial statements included in the Company 10-K all were prepared, and the financial information included in the March 31 10-Q was derived from financial statements which were prepared, in accordance with accounting principles generally accepted in the United States ("GAAP") applied (except as set forth in the notes to them) on a consistent basis, except that financial information included in the March 31 10-Q does not contain notes and is subject to normal year end adjustments, and those financial statements present fairly, in all material respects, in accordance with GAAP the consolidated financial condition and the consolidated results of operations of the Company and its subsidiaries at the dates, and for the periods, to which they relate. The Company has not filed, or been required to file, any reports with the SEC with regard to any period which ended, or any event which occurred, after March 31, 2002.

      (l) Except as disclosed in the March 31 10-Q or in Schedule 4.1-L, since December 31, 2001, (i) the Company and its subsidiaries have conducted their businesses in the ordinary course consistent with the manner in which they were conducted prior to December 31, 2001, (ii) there has not been a material adverse change in the financial condition, results of operations, business or prospects of the Company and its subsidiaries taken as a whole, other than as a result of changes in general economic conditions or conditions generally in the homebuilding industry and (iii) nothing has occurred, other than changes in general economic conditions or conditions generally in the homebuilding industry, which is likely to have a Material Adverse Effect on the Company.

      (m) Except as shown on Schedule 4.1-M, neither the Company nor any of its subsidiaries (i) owns any equity interests in any entities whose financial statements are not included in the consolidated financial statements Company and its subsidiaries to which the Company or any of its subsidiaries has made capital contributions or otherwise transferred assets with a value totaling more than $100,000 as to any single entity or more than $200,000 in total, or (ii) is a guarantor of (other than by reason of endorsements for collection in the ordinary course), or may otherwise be obligated with regard to, indebtedness of any entity whose financial statements are not included in the consolidated financial statements of the Company and its subsidiaries totaling more than $100,000 as to any single entity or more than $200,000 in total. If the financial statements of all the entities listed, or which should have been listed, on Schedule 4.1-M had been included in the consolidated financial statements of the Company and its subsidiaries, and all the indebtedness guaranteed by the Company, or for which the Company may otherwise be obligated, which is, or should have been, listed on Schedule 4.1-M were treated as liabilities on those financial statements, there would not have been a material effect on any of the consolidated current assets, total assets, net working capital, current liabilities, total liabilities or net worth of the Company and its subsidiaries at December 31, 2001 or at March 31, 2002, or on their consolidated revenues, net income or earnings before interest, taxes, depreciation and amortization during the year ended December 31, 2001 or the three months ended March 31, 2002.

      (n) The assets of the Company and its subsidiaries constitute, in the aggregate, all the material assets necessary for the conduct of their businesses as they currently are being conducted.

      (o) The Company and its subsidiaries have at all times complied, and currently are complying, with all applicable Federal, state, local and foreign laws and regulations, except failures to comply which would not reasonably be expected, in the aggregate, to have a Material Adverse Effect on the Company.

      (p) Except as set forth on Schedule 4-1-P, the Company and its subsidiaries have all licenses and permits which are required at the date of this Agreement to enable them to conduct their businesses as they currently are being conducted, except licenses or permits the lack of which would not reasonably be expected, in the aggregate, to have a Material Adverse Effect on the Company.

      (q) The Company and each of its subsidiaries has filed when due (taking account of extensions) all Tax Returns which it has been required to file (other than Tax Returns relating to Taxes which will be immaterial in amount and as to which the delinquency in filings will not lead to significant interest or penalties) and has paid all Taxes shown on those returns to be due. Those Tax Returns are correct and complete in all material respects and accurately reflect all Taxes required to have been paid, except to the extent of items which may be disputed by applicable taxing authorities but for which there is substantial authority to support the position taken by the Company or the subsidiary and which have been adequately reserved against in accordance with GAAP on the balance sheet at March 31, 2002, included in the March 31 10-Q. Except as shown on Schedule 4.1-Q, at the date of this Agreement, (i) no extension of time given by the Company or any of its subsidiaries for completion of the audit of any of its Tax Returns is in effect, (ii) no tax lien which is currently in effect has been filed by any taxing authority against the Company or any of its subsidiaries or any of their assets, (iii) no Federal, state or local audits or other administrative proceedings or court proceedings with regard to Taxes are presently pending with regard to the Company or any of its subsidiaries, (iv) neither the Company nor any subsidiary is a party to any agreement providing for the allocation or sharing of Taxes (other than agreements among the Company and wholly owned subsidiaries), (v) neither the Company nor any subsidiary has participated in or cooperated with an international boycott as that term is used in Section 999 of the Code, (vi) neither the Company nor any subsidiary is liable as a transferee, a successor or otherwise for any Tax incurred by any other person (other than liabilities of members of the Company's affiliated group for taxes resulting from activities of other members of that affiliated group), (vii) the Company is not required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method and the IRS is not seeking to cause the Company to make a change in accounting method, (viii) neither the Company nor any subsidiary has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a Subsection (f) asset (as that term is defined in Section 341(f)(4) of the Code) owned by the Company or any subsidiary and (ix) there is no material intercompany income or gain which may in the future become taxable to the Company, whether on disposition of particular subsidiaries or otherwise. For the purposes of this Agreement, the term "Taxes" means all taxes (including, but not limited to, withholding taxes), assessments, fees, levies and other governmental charges, and any related interest or penalties. For the purposes of this Agreement, the term "Tax Return" means any report, return or other information required to be supplied to a taxing authority in connection with Taxes.

      (r) Except as would not reasonably be expected to have, in aggregate, a Material Adverse Effect upon the Company or to interfere in a material respect with the use by the Company or its subsidiaries of properties which are material to them, (i) the Company and its subsidiaries have all environmental permits which are necessary to enable them to conduct their businesses as they currently are being conducted without violating any Environmental Laws, (ii) neither the Company nor any subsidiary has received any notice of noncompliance or liability under any Environmental Law, (iii) neither the Company nor any subsidiary has performed any acts, including but not limited to releasing, storing or disposing of hazardous materials, there is no condition on any property owned or leased by the Company or a subsidiary, and there was no condition on any property formerly owned or leased by the Company or a subsidiary while the Company or a subsidiary owned or leased that property, and (iv) except as shown on Schedule 4.1-R, neither the Company nor any subsidiary is subject to any order of any court or governmental agency requiring the Company or any subsidiary to take, or refrain from taking, any actions in order to comply with any Environmental Law and no action or proceeding seeking such an order is pending or, insofar as any officer of the Company is aware, threatened against the Company. As used in this Agreement, the term "Environmental Law" means any Federal, state or local law, rule, regulation, guideline or other legally enforceable requirement of a governmental authority relating to protection of the environment or to environmental conditions which affect human health or safety.

      (s) Except as shown on Schedule 4.1-S, there are no contracts, agreements or other arrangements which could result in the payment by the Company or by any subsidiary of an "Excess Parachute Payment" as that term is used in Section 280G of the Code or the payment by the Company or any of its subsidiaries of compensation which will not be deductible because of Section 162(m) of the Code.

      (t) Except as described on Schedule 4.1-T, at the date of this Agreement, neither the Company nor any of its subsidiaries is a party to any litigation.

      (u) Neither the Schedule 14D-9 nor any information supplied in writing by the Company for inclusion in the Offering Documents will, at the respective times the Schedule 14D-9 and the Schedule TO are filed with the SEC and first published, sent or given to the Company's stockholders, contain an untrue statement of a material fact or omit to state a material fact required to be stated or included in it or necessary in order to make the statements made or included in it, in light of the circumstances under which they are made, not misleading. On the day, if any, on which the Proxy Statement is mailed to the Company's stockholders and on the day of the Stockholders Meeting, if there is one, the Proxy Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated in it or necessary in order to make the statements in it, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication by the Company with respect to the Stockholders Meeting or the solicitation of proxies to be used at the Stockholders Meeting. However, the Company does not make any representations or warranties with respect to information supplied by Acquisition or any of its affiliates or representatives for inclusion in the
Schedule 14D-9 or the Proxy Statement, or with respect to the Offering Documents (except to the extent of information supplied by the Company for inclusion in the Offering Documents). The Schedule 14D-9 and the Proxy Statement each will comply as to form in all material respects with the requirements of the Exchange Act and the rules under it.

      4.2 Representations and Warranties of Lennar and Acquisition. Lennar and Acquisition jointly and severally represent and warrant to the Company as follows:

      (a) Each of Lennar and Acquisition is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

      (b) Each of Lennar and Acquisition has all corporate power and authority necessary to enable it to enter into this Agreement and carry out the transactions contemplated by this Agreement. All corporate actions necessary to authorize Acquisition to enter into this Agreement and carry out the transactions contemplated by it have been taken. This Agreement has been duly executed by Acquisition and is a valid and binding agreement of Acquisition, enforceable against Acquisition in accordance with its terms.

      (c) Neither the execution or delivery of this Agreement or of any document to be delivered in accordance with this Agreement nor the consummation of the transactions contemplated by this Agreement or by any document to be delivered in accordance with this Agreement will violate, result in a breach of, or constitute a default (or an event which, with notice or lapse of time or both would constitute a default) under, the Certificate of Incorporation or By-Laws of Lennar or Acquisition, any agreement or instrument to which Lennar, Acquisition or any other subsidiary of Lennar, is a party or by which any of them is bound, any law, or any order, rule or regulation of any court or governmental agency or other regulatory organization having jurisdiction over Lennar, Acquisition or any other subsidiary of Lennar, except violations or breaches of, or defaults under, agreements or instruments which would not have a Material Adverse Effect on the Company or adversely affect the ability of Lennar or Acquisition to consummate the transactions contemplated by this Agreement.

      (d) No governmental filings, authorizations, approvals or consents, or other governmental actions are required to permit Acquisition to fulfill all its obligations under this Agreement.

      (e) Acquisition was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Acquisition has not, and on the Effective Date will not have, engaged in any activities or incurred, directly or indirectly, any obligations or liabilities, except the activities relating to or contemplated by this Agreement and obligations or liabilities incurred in connection with those activities and with the transactions contemplated by this Agreement.

      (f) Neither any of the Offer Documents nor any information supplied by Acquisition in writing for inclusion in the Schedule 14D-9 will, at the respective times the Schedule TO and the Schedule 14D-9 are filed with the SEC and first published, sent or given to the Company's stockholders, contain an untrue statement of a material fact or omit to state a material fact required to be stated or included in it or necessary in order to make the statements made or included in it, in light of the circumstances under which they are made, not misleading. On the day, if any, on which the Proxy Statement described in Paragraph 2.10 is mailed to the Company's stockholders and on the day of the Stockholders Meeting, if there is one, none of the information supplied by Acquisition for inclusion in the Proxy Statement will contain an untrue statement of a material fact or omit to state a material fact required to be stated or included in it or necessary in order to make the statements made or included in it, in light of the circumstances under which they are made, not misleading or necessary to correct any statement by Acquisition in any earlier communication with respect to the Stockholders Meeting or the solicitation of proxies to be used at the Stockholders Meeting. However, Acquisition does not make any representations or warranties with respect to information supplied by the Company or any of its affiliates or representatives for inclusion in the Offering Documents, or with respect to the Schedule 14D-9 or the Proxy Statement (except to the extent of information supplied by Acquisition for inclusion in the Schedule 14D-9 or the Proxy Statement). The Offering Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules under it.

      (g) Acquisition is wholly owned by Lennar. Lennar has, and will provide to Acquisition, sufficient funds to enable Acquisition to purchase and pay for in a timely manner all the Common Stock which is tendered in response to the Tender Offer and to enable Acquisition to fulfill in a timely manner all its obligations with regard to the Merger and all its other obligations under this Agreement.

      (h) Neither Acquisition nor Lennar is the subject of any suit or governmental proceeding, or subject to any order of any governmental agency, which seeks to prevent Acquisition from completing, or could reasonably be expected materially and adversely to effect Acquisition's ability to complete, the transactions which are the subject of this Agreement, nor, to the best of Lennar's or Acquisition's knowledge, has any such suit or proceeding been threatened.

      4.3 Termination of Representations and Warranties. The representations and warranties in Paragraphs 4.1, 4.2 and 8.1 will terminate when Acquisition completes the purchase of Class AAA Preferred Stock, Common Stock and Supplemental Warrants at the closing under the Securities Purchase Agreement (the "Securities Purchase"), and after that time, none of the Company, Lennar or Acquisition, nor any of their respective stockholders, will have any rights or claims, other than for intentional fraud, as a result of any of those representations and warranties. Acquisition will notify the Company in writing when it completes the Securities Purchase.

                                   Article 5

                           ACTIONS PRIOR TO THE MERGER

      5.1 Company's Activities Until Effective Time. From the date of this Agreement until the earlier of the Effective Time or the time this Agreement is terminated in accordance with Article 7, the Company will, and will cause each of its subsidiaries to, except with the written consent of Acquisition:

            (a) Operate its business in the ordinary course and in a manner consistent with the manner in which it is being operated at the date of this Agreement.

            (b) Take all commercially reasonable steps available to it to maintain the goodwill of its business and, except as otherwise requested by Acquisition, the continued employment of its executives and other key employees.

            (c) At its expense, maintain its assets in good repair and condition, except to the extent of reasonable wear and use and damage by fire or other unavoidable casualty.

            (d) Not make any borrowings other than borrowings in the ordinary course of business under working capital lines which are disclosed in the notes to the consolidated balance sheet at December 31, 2001 included in the Company 10-K or the consolidated balance sheet at March 31, 2002 included in the March 31 10-Q.

      (e) Not enter into any contractual commitments involving capital expenditures, loans or advances, and not voluntarily incur any contingent liabilities, except in each case in the ordinary course of business.

      (f) Not redeem or purchase any of its stock and not declare or pay any dividends, or make any other distributions or repayments of debt to its stockholders (other than payments by subsidiaries of the Company to the Company or to other wholly owned subsidiaries of the Company and other than scheduled payments of debt to unrelated creditors, none of which owns 5% or more of any class or series of the Company's stock).

      (g) Not make any loans or advances (other than advances in the ordinary course for travel and other normal business expenses) to stockholders, directors, officers or employees.

      (h) Except as required by law or changes in GAAP, maintain its books of account and records in all material respects in the usual manner, in accordance with GAAP applied on a consistent basis, subject to normal year-end adjustments and accruals.

      (i) Comply in all material respects with all applicable laws and regulations of governmental agencies.

      (j) Not purchase, sell, dispose of or encumber any property or assets, or engage in any activities or transactions, except (i) construction, sale and delivery of homes, and provision of mortgage financing to homebuyers, in the ordinary course of business, and directly related activities, (ii) purchases or sales of homesites (either land or finished lots) required by contracts which are in effect at the date of this Agreement, (iii) a sale of the Company's operations in Texas known as Wilshire Homes ("Wilshire Homes") for not less than $23 million and (iv) a sale of assets related to homesites in the Victoria Crossing community in New Jersey to The Baker Company as part of the sale of Iacobucci Homes which was substantially completed in February 2002.

                  (k) Not enter into or, except as required by law, amend any employment, severance or similar agreements or arrangements, or increase the salaries of any employees, other than through normal annual increases averaging not more than 5%.

                  (l) Not adopt, become an employer with regard to, or, except as required by law, amend any employee compensation, employee benefit or post-employment benefit plan.

                  (m) Not amend its certificate of incorporation or by-laws or adopt a certificate of designations creating a class or series of preferred stock.

                  (n) Not (i) issue or sell any of its stock (except upon exercise of options or warrants which are outstanding on the date of this Agreement) or any options, warrants or convertible or exchangeable securities or
(ii) split, combine, or reclassify its outstanding stock.

                  (o) Not authorize or enter into any agreement to take any of the actions referred to in subparagraphs (a ) through (n) above.

         5.2 No Lennar Involvement in Management. Lennar will not (i) until the earlier of the Expiration Date or the time this Agreement is terminated in accordance with Article 7, attempt to cause anybody to be elected to, or removed from, the Company's Board of Directors or (ii) until the earlier of the Effective Time or the time this Agreement is terminated in accordance with
Article 7, (x) attempt to cause persons designated by it who are not directors of the Company at the date of this Agreement to be elected to a majority of the positions on the Company's Board of Directors or (y) attempt to change the way in which the Company is managed.

         5.3 No Solicitation of Offers; Notice of Proposals from Others. (a) The Company will not, and will not authorize or, insofar as it is within the Company's control, permit its or any of its subsidiaries' officers, directors, employees, agents or representatives (including any investment banker, attorney or accountant retained by it or by any of its subsidiaries) directly or indirectly to initiate, solicit, encourage or otherwise facilitate any inquiry or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving the Company, or any purchase of or tender offer for, all or any significant portion of the Company's equity securities or any significant portion of the assets of the Company and its subsidiaries on a consolidated basis, other than Wilshire Homes (each of these being an "Acquisition Proposal").

                  (b) Subparagraph (a) will not prevent the Company from, in response to an Acquisition Proposal which the Company receives despite complying with subparagraph (a) and which the Company's Board determines, in good faith after consultation with its independent financial advisor, would result (if consummated in accordance with its terms) in a transaction which (i) would result in the Company's stockholders' receiving consideration with a value per share of Common Stock which is greater than the Tender Offer Price and (ii) would be more favorable to the Company's stockholders than the Tender Offer and the Merger, furnishing non-public information (after receipt of a confidentiality agreement in customary form) to the person, entity or group (the "Potential Acquiror") which makes the Acquisition Proposal and entering into discussions and negotiations with that Potential Acquiror.

                  (c) If the Company receives an Acquisition Proposal, or the Company learns that someone other than Acquisition is contemplating soliciting tenders of Common Stock or otherwise proposes to acquire the Company or a substantial portion of its Common Stock or assets (other than in the ordinary course of business) if the Company's stockholders do not tender their Common Stock to Acquisition or do not approve the Merger, the Company will promptly notify Acquisition of that fact and provide Acquisition with all information in the Company's possession which Acquisition reasonably requests regarding the Acquisition Proposal, solicitation of tenders or other proposed transaction, and the Company will promptly, from time to time, provide Acquisition with any additional information (other than immaterial details) the Company obtains regarding the Acquisition Proposal, the solicitation of tenders or the other proposed transaction.

         5.4 Acquisition's Efforts to Fulfill Conditions. Acquisition and Lennar each will use its best efforts (including, but not limited to, fulfilling its obligations under Paragraphs 2.1 and 2.10) to cause all the conditions set forth in Paragraph 6.1 to be fulfilled on or before the Merger Date, and will not take or fail to take any action that could reasonably be expected to result in those conditions not being fulfilled.

         5.5 Company's Efforts to Fulfill Conditions. The Company will use its best efforts (including, but not limited to, fulfilling its obligations under Paragraph 2.10) to cause all the conditions set forth in Paragraph 6.2 to be fulfilled on or before the Merger Date, and will not take or fail to take any action that could reasonably be expected to result in those conditions not being fulfilled.

                                   ARTICLE 6

                         CONDITIONS PRECEDENT TO MERGER

         6.1 Conditions to the Company's Obligations. The obligations of the Company to complete the Merger are subject to satisfaction of the following conditions (any or all of which may be waived by the Company):

                  (a) Acquisition and Lennar will have fulfilled all their obligations under this Agreement required to have been fulfilled on or before the Merger Date, except failures which

(i) would not, in the aggregate, materially impair or delay the ability of Acquisition and the Company to effect the Merger and (ii) would not have, or reasonably be expected to have, a Material Adverse Effect on the Company, or which (iii) have been caused by or result from a breach of this Agreement by the Company.

                  (b) No order will have been entered by any court or governmental authority which has jurisdiction over the Company and be in force which invalidates this Agreement or restrains the Company from completing the transactions which are the subject of this Agreement

                  (c) If approval of the Merger by the Company's stockholders is required by applicable law or by the rules of any securities exchange or quotation system on which the Common Stock is listed or quoted, the Merger will have been approved by the holders of a majority of the outstanding shares of Common Stock.

         6.2 Conditions to Acquisition's Obligations. The obligations of Acquisition to complete the Merger are subject to the following conditions (any or all of which may be waived by Acquisition):

                  (a) The Company will have fulfilled in all material respects all its obligations under this Agreement required to have been fulfilled on or before the Merger Date, except failures which (i) would not, in the aggregate, materially impair or delay the ability of Acquisition and the Company to effect the Merger and (ii) would not have, or reasonably be expected to have, a Material Adverse Effect on the Company, or which (iii) have been caused by or result from a breach of this Agreement by Lennar or Acquisition.

                  (b) No order will have been entered by any court or governmental authority which has jurisdiction over Acquisition, Lennar or the Company and be in force which invalidates this

Agreement or restrains Lennar or Acquisition from completing the transactions which are the subject of this Agreement.

                  (c) If approval of the Merger by the Company's stockholders is required by applicable law or by the rules of any securities exchange or quotation system on which the Common Stock is listed or quoted, the Merger will have been approved by the holders of at least a majority of the outstanding shares of Common Stock.

                                   ARTICLE 7

                                   TERMINATION

         7.1 Right to Terminate. This Agreement may be terminated at any time prior to the Effective Time (whether or not the Company's stockholders have approved the Merger):

                  (a) By mutual consent of the Company and Acquisition.

                  (b) By the Company, before Acquisition completes the Securities Purchase, if it is determined that any of the representations or warranties of Acquisition contained in this Agreement was not complete and accurate in all material respects (or, with respect to representations and warranties which are limited to items which are material or will have a Material Adverse Effect, in all respects) on the date of this Agreement.

                  (c) By the Company if any of the conditions in Paragraph 6.1 is not satisfied or waived by the Company on or before the Merger Date and, in the case of the condition in Paragraph 6.1(b), if the order has become final and non-appealable.

                  (d) By Acquisition, before Acquisition completes the Securities Purchase, if it is determined that any of the representations or warranties of the Company contained in this Agreement was not complete and accurate in all material respects (or, with respect to representations and warranties which are limited to items which are material or will have a Material Adverse Effect, in all respects) on the date of this Agreement.

                  (e) By Acquisition if any of the conditions in Paragraph 6.2 is not satisfied or waived by Acquisition on or before the Merger Date and, in the case of the condition in Paragraph 6.2(b), if the order has become final and non-appealable .

         7.2 Manner of Terminating Agreement If at any time the Company or Acquisition has the right under Paragraph 7.1 to terminate this Agreement, it can terminate this Agreement by a notice to the other of them that it is terminating this Agreement.

         7.3 Effect of Termination. If this Agreement is terminated pursuant to Paragraph 7.1, after this Agreement is terminated, neither party will have any further rights or obligations under this Agreement. Nothing contained in this Paragraph will, however, relieve either party of liability for any breach of this Agreement which occurs before this Agreement is terminated.

                                   ARTICLE 8

                               ABSENCE OF BROKERS

         8.1 Representations and Warranties Regarding Brokers and Others. The Company represents and warrants to Acquisition and Lennar, and each of Acquisition and Lennar represents and warrants to the Company, that nobody acted as a broker, a finder or in any similar capacity in connection with the transactions which are the subject of this Agreement, except that USB Warburg acted as a financial adviser to the Company. The Company will pay all the fees and expenses of USB Warburg with regard to the transactions which are the subject of this Agreement or of the Securities Purchase Agreement, which will not exceed in total $1,450,000. The Company and Acquisition each indemnifies the other of them against, and agrees to hold the other of them harmless from, all losses, liabilities and expenses (including, but not limited to, reasonable fees and expenses of counsel and costs of investigation) incurred because of any claim by anyone for compensation as a broker, a finder or in any similar capacity by reason of services allegedly rendered to the indemnifying party or an affiliate of the indemnifying party in connection with the transactions which are the subject of this Agreement.

                                   ARTICLE 9

                                OTHER AGREEMENTS

         9.1 Indemnification for Prior Acts. (a) The Surviving Corporation will honor, and will not amend or modify for at least six years after the date of this Agreement, any obligations of the Company and its subsidiaries (including those under their certificates of incorporation or by-laws as in effect at the date of this Agreement) to indemnify current and former directors, officers or employees of the Company or its subsidiaries (each an "Indemnified Party") with respect to matters which occur on or prior to the Effective Time. The Surviving Corporation will maintain in effect for not less than six years after the Effective Time, with respect to occurrences prior to the Effective Time, the Company's policies of directors and officers' liability insurance which are in effect on the date of this Agreement and are listed on Schedule 9.1 (notwithstanding any provisions of those policies that they will terminate as a result of Merger), or substantially similar insurance, and umbrella coverage of $10 million under policies maintained by Lazard Freres Real Estate Investors L.L.C., to the extent that insurance is available at a cost not exceeding (i) $600,000, minus (ii) credits for unused premiums relating to periods after the basic policy coverage is terminated. If that insurance is not available at a cost not exceeding $600,000 minus those credits, the Surviving Corporation will provide the maximum coverage which is available for that amount.

                  (b) The provisions of this Paragraph 9.1 are intended to be for the benefit of, and will be enforceable by, the respective current and former directors, officers and employees of the Company or its subsidiaries to which they relate and their heirs and legal representatives.

         9.2 Funds for Debt Tender. If because of the Securities Purchase, the Company is required to make a tender offer for its 13.75% Senior Notes due 2003 ("Senior Notes") for 101% of their principal amount plus accrued interest, at the Company's request Lennar will make available to the Company the funds it requires to purchase the Senior Notes which are tendered in response to that tender offer, either (at Lennar's election) by a loan which matures on the same date as, and bears interest at the same rate as, the Senior Notes, or by purchasing the tendered Senior Notes from the Company for a price equal to 101% of their principal amount plus the accrued but unpaid interest to the date the Senior Notes are tendered.

         9.3 Amendments to Securities Purchase Agreement. Lennar and Acquisition will not amend the Securities Purchase Agreement to increase the price being paid for any securities they are purchasing under the Securities Purchase Agreement without prior notice to the Company and a determination by the Board that the amendment does not affect the approval of the transactions which are the subject of the Securities Purchase Agreement described in Paragraph 4.1(h).

         9.4 Past Service and Deductible Credit to Employees. For all purposes under Lennar compensation plans and benefit plans which are applicable after the Effective Time to persons who are employees of the Company and its subsidiaries,
(i) service with the Company or its subsidiaries before the Effective Time will be treated as though it were service with Lennar and its subsidiaries, except to the extent that treatment would result in duplication of benefits, and (ii) to the extent permitted by applicable benefit plans, for the purpose of determining whether annual or other deductible amounts required by those plans have been paid, amounts paid while employed by the Company or its subsidiaries before the Effective Time which were not reimbursed under the comparable plans maintained by the Company or its subsidiaries will be taken into account.

                                   ARTICLE 10

                                 LENNAR GUARANTY

         10.1 Guaranty of Acquisition's Obligations. Lennar guarantees the timely fulfillment by Acquisition of all Acquisition's obligations under this Agreement.

                                   ARTICLE 11

                                     GENERAL

         11.1 Expenses. The Company, Lennar and Acquisition will each pay its own expenses in connection with the transactions which are the subject of this Agreement, including legal fees.

         11.2 Access to Properties, Books and Records. From the date of this Agreement until the earlier of the Effective Time or the time this Agreement is terminated in accordance with Article 7, the Company will, and will cause each of its subsidiaries to, give representatives of Acquisition and Lennar, and representatives of any lenders from which Acquisition or Lennar is seeking to obtain financing for the Surviving Corporation after the Merger, upon reasonable notice, full access during normal business hours to all of their respective properties, books and records, provided that right of access is exercised in a manner that does not unreasonably interfere with the Company's or its subsidiaries' normal business activities. Acquisition and Lennar each will, and will cause each of its representatives to, hold all information it receives as a result of its access to the properties, books and records of the Company or its subsidiaries in confidence, except to the extent that information (i) is or becomes available to the public (other than through a breach of this Agreement),
(ii) becomes available to Acquisition or Lennar from a third party which, insofar as Acquisition or Lennar is aware, is not under an obligation to the Company, or to a subsidiary of the Company, to keep the information confidential, (iii) was known to Acquisition, Lennar or any other of Lennar's subsidiaries before it was made available to Acquisition or Lennar or its representative by the Company or a subsidiary, (iv) otherwise is independently developed by Acquisition, Lennar or another of Lennar's subsidiaries, or (v) Acquisition or Lennar reasonably believes is required to be included in the Offering Documents, the Schedule TO or the Proxy Statement. If this Agreement is terminated before the Effective Time, Acquisition and Lennar each will, at the request of the Company, deliver to the Company all documents and other material obtained by Acquisition or Lennar from the Company or a subsidiary in connection with the transactions which are the subject of this Agreement or evidence that that material has been destroyed by Acquisition or Lennar.

         11.3 Press Releases. The Company and Lennar will consult with each other before issuing any press releases or otherwise making any public statements with respect to this Agreement, but nothing in this Paragraph will prevent any party, or any affiliate of a party, from making any statement when and as required by law or by the rules of any securities exchange or securities quotation or trading system on which securities of that party or the affiliate are listed, quoted or traded.

         11.4 Entire Agreement. This Agreement and the documents to be delivered in accordance with this Agreement contain the entire agreement among the Company, Lennar and Acquisition relating to the transactions which are the subject of this Agreement and those other documents, all prior negotiations, understandings and agreements between the Company and either Lennar or Acquisition are superseded by this Agreement and those other documents, and there are no representations, warranties, understandings or agreements concerning the transactions which are the subject of this Agreement or those other documents other than those expressly set forth in this Agreement or those other documents.

         11.5 Effect of Disclosures. Any information disclosed by a party in any representation or warranty contained in this Agreement (including any exhibit or schedule to this Agreement) will be treated as having been disclosed in connection with each representation and warranty made by that party in this Agreement.

         11.6 Captions. The captions of the articles and paragraphs of this Agreement are for reference only, and do not affect the meaning or interpretation of this Agreement.

         11.7 Benefit of Agreement. This Agreement is for the benefit of the parties to it, their respective successors and any permitted assigns. Except as stated in Paragraph 9.1(b), this Agreement is not intended to be for the benefit of, or to give any rights to, anybody other than the parties, their respective successors and any permitted assigns.

         11.8 Prohibition Against Assignment. Neither this Agreement nor any right of any party under it may be assigned, except that Acquisition may assign its rights under this Agreement to a corporation or other entity a majority of the equity of which is directly or indirectly owned by Lennar if (i) that entity agrees in writing to be bound by all the terms and conditions of this Agreement to the full extent they apply to Acquisition, and (ii) the assignment will not materially impede or delay the transactions which are the subject of this Agreement.

         11.9 Notices and Other Communications. Any notice or other communication under this Agreement must be in writing and will be deemed given when it is delivered in person or sent by facsimile (with proof of receipt at the number to which it is required to be sent), on the business day after the day on which it is sent by a major nationwide overnight delivery service, or on the fifth business day after the day on which it is mailed by first class mail from within the United States of America, to the following addresses (or such other address as may be specified after the date of this Agreement by the party to which the notice or communication is sent):

         If to Lennar or Acquisition:

                  Lennar Corporation
                  700 N.W. 107th Avenue
                  Miami, Florida 33172
                  Attention: Bruce Gross
                  Facsimile No.: 305-227-7115
                                 and
                  Attention: David McCain
                  Facsimile No.: 305-229-6650

         with a copy to:

                  David W. Bernstein
                  Clifford Chance Rogers & Wells LLP
                  200 Park Avenue
                  New York, New York  10166
                  Facsimile No.:    212-878-8375

                  If to the Company.:

                  The Fortress Group, Inc.
                  1650 Tysons Blvd.
                  Suite 600
                  Mclean, VA 22102
                  Attention:  George Yeonas
                  Facsimile No.:  703-442-7730

                  with copies to:

                  Andrew Zobler
                  Chairman of Fortress Planning Committee
                  Lazard Freres Real Estate Investors L.L.C.
                  30 Rockefeller Plaza, 50th Floor
                  New York, NY 10020
                  Facsimile No.:  212-332-5980

                  and to:

                  Mark L. Weissler
                  Milbank, Tweed, Hadley & McCloy LLP
                  One Chase Manhattan Plaza
                  New York, NY 10005
                  Facsimile No.:  212-530-5219

         11.10 Governing Law. (a) This Agreement will be governed by, and construed under, the substantive laws of the State of Delaware, without giving effect to conflicts of laws principles which would apply the laws of any other jurisdiction.

                  (b) The Company, Lennar and Acquisition each agrees that any action or proceeding relating to this Agreement or the transactions contemplated by it may be brought in any Federal or state court sitting in the State of Delaware in the United States of America and each of them (i) consents to the jurisdiction of each of those courts in any such action or proceeding, (ii) agrees not to seek to have the venue of any such action or proceeding changed because of inconvenience of the forum or otherwise (except that nothing in this Paragraph will prevent a party from removing an action from a state court to a Federal court sitting in that state), and (iii) agrees that process in any such action or proceeding may be served by registered mail or in any other manner permitted by the rules of the court in which the action or proceeding is brought.

         11.11 Amendments. This Agreement may be amended by, but only by, a document in writing signed by both the Company and Lennar. Provisions may be waived by, but only by, a document signed by the waiving party.

         11.12 Counterparts. This Agreement may be executed in two or more counterparts, some of which may be signed by fewer than all the parties or may contain facsimile copies of pages signed by some of the parties. Each of those counterparts will be deemed to be an original copy of this Agreement, but all of them together will constitute one and the same agreement.

         IN WITNESS WHEREOF, the Company, Lennar and Acquisition have executed this Agreement, intending to be legally bound by it, on the day shown on the first page of this Agreement.

                                             THE FORTRESS GROUP, INC.


                                             By:
                                                 ------------------------------
                                             Title:


                                             LENNAR CORPORATION


                                             By:
                                                 ------------------------------
                                             Title:


                                             FG ACQUISITION CORPORATION


                                             By:
                                                 ------------------------------
                                             Title:

                                  Exhibit 1.1-D


         Acquisition will not be required to accept for payment or pay for any Common Stock tendered in response to the Tender Offer if:

         (a) A statute has been enacted, or a rule or regulation has been adopted by a governmental authority, that would make it unlawful for Acquisition to purchase all the shares which are tendered in response to the Tender Offer or to carry out the Merger;

         (b) An order has been entered by a court or other governmental authority and is in force which invalidates this Agreement or restrains Acquisition, Lennar or the Company from purchasing the shares which are tendered in response to the Tender Offer, from completing the Merger, or from carrying out any other of the transactions contemplated by this Agreement;

         (c) The Company has not performed all the obligations it is required to have performed under this Agreement by the Expiration Date, except failures which (i) would not, in the aggregate, materially impair or delay Acquisition's ability to complete the purchase of the Common Stock which is tendered in response to the Tender Offer or the ability of Acquisition and the Company to effect the Merger and (ii) would not have, or reasonably be expected to have, a Material Adverse Effect on the Company, or which (iii) have been caused by or result from a breach of this Agreement by Lennar or Acquisition.

         (d) This Agreement has been terminated.

         (e) The sale to Acquisition of Class AAA Preferred Stock, Common Stock and Supplemental Warrants contemplated by the Securities Purchase Agreement to occur at the closing under the Securities Purchase Agreement has not been completed.

         The conditions set forth above are for the sole benefit of Acquisition, and may be waived by Acquisition, in whole or in part. Any delay by Acquisition in exercising the right to terminate the Tender Offer because any of the conditions are not fulfilled will not be deemed a waiver of its right to do so.

                                                                       Exhibit B


                          SECURITIES PURCHASE AGREEMENT
                                      DATED
                                  JUNE 17, 2002
                                      AMONG
                           FG ACQUISITION CORPORATION,
                               LENNAR CORPORATION,
                           PROMETHEUS HOMEBUILDERS LLC
                                       AND
                                  ROBERT SHORT
           REGARDING PREFERRED STOCK, COMMON STOCK AND WARRANTS OF
                            THE FORTRESS GROUP, INC.

Article I      PURCHASE OF SECURITIES.......................................      1
      1.1   Purchase of Shares and Warrants.................................      1
      1.2   Purchase Price for the Preferred Shares.........................      2
      1.3   Purchase Price for the Common Shares............................      2
      1.4   Purchase Price for the Warrants.................................      2
Article II     THE CLOSING AND THE SALE OF SHORT'S WARRANTS.................      2
      2.1   Time and Place of Closing.......................................      2
      2.2   Sellers' Actions at Closing.....................................      2
      2.3   Buyer's Actions at Closing......................................      3
      2.4   Sale of Warrants by Short.......................................      4
Article III    REPRESENTATIONS AND WARRANTIES...............................      5
      3.1   Representations and Warranties of Prometheus....................      5
      3.2   Representations and Warranties of Short.........................      7
      3.3   Representations and Warranties of Lennar and the Buyer..........      9
      3.4   Expiration of Representations and Warranties....................     11
Article IV     AGREEMENTS OF THE PARTIES....................................     11
      4.1   Agreement of the Sellers........................................     12
      4.2   Sellers' Efforts to Fulfill Conditions..........................     12
      4.3   Efforts of the Buyer and Lennar to Fulfill Conditions...........     12
Article V      CONDITIONS PRECEDENT TO CLOSING..............................     12
      5.1   Conditions to Buyer's Obligations...............................     12
      5.2   Conditions to Sellers' Obligations..............................     13
Article VI     TERMINATION..................................................     15
      6.1   Right to Terminate..............................................     15
      6.2   Effect of Termination...........................................     15
Article VII    ABSENCE OF BROKERS...........................................     16
      7.1   Representations and Warranties Regarding Brokers and Others.....     16
Article VIII   LENNAR GUARANTY..............................................     17
Article IX     GENERAL......................................................     17
      9.1   Expenses........................................................     17
      9.2   Access to Properties, Books and Records.........................     17
      9.3   Press Releases..................................................     17
      9.4   Entire Agreement................................................     18
      9.5   Benefit of Agreement............................................     18
      9.6   Captions........................................................     18

      9.7   Assignments.....................................................     18
      9.8   Notices and Other Communications................................     18
      9.9   Governing Law...................................................     20
      9.10  Amendments......................................................     20
      9.11  Counterparts....................................................     20

                          SECURITIES PURCHASE AGREEMENT

      This is an agreement. (the "Agreement") dated June 17, 2002 among FG Acquisition Corporation (the "Buyer"), a Delaware corporation, Lennar Corporation ("Lennar"), a Delaware corporation, Prometheus Homebuilders LLC ("Prometheus"), a Delaware limited liability company, and Robert Short ("Short" and together with Prometheus, the "Sellers"), relating to the purchase by the Buyer from the Sellers of a total of 28,500 shares (the "Preferred Shares") of Class AAA Convertible Redeemable Preferred Stock, par value $ 0.01 per share, of The Fortress Group, Inc. (the "Company"), a Delaware corporation, 678,130 shares (the "Common Shares") of common stock, par value $0.01 per share, of the Company ("Common Stock") and 5,937,500 supplemental warrants (the "Warrants") to purchase shares of Common Stock. In part as an inducement to Prometheus and Short to enter into this Agreement, simultaneously with the execution of this Agreement, Lennar and the Buyer are entering into a Plan and Agreement of Merger with the Company (the "Merger Agreement") relating to a tender offer by the Buyer for shares of the Company (the "Tender Offer") and a merger of the Buyer and the Company (the "Merger"). The Agreement is as follows:

                                   ARTICLE I
                             PURCHASE OF SECURITIES

      1.1 Purchase of Shares and Warrants. (a) At the Closing described in Paragraph 2.1, the Buyer will purchase 25,000 Preferred Shares, 224,712 Common Shares and 5,208,333 Warrants from Prometheus and Prometheus will sell 25,000 Preferred Shares, 224,712 Common Shares and 5,208,333 Warrants to the Buyer.

      (b) At the Closing described in Paragraph 2.1, the Buyer will purchase 3,500 Preferred Shares and 453,418 Common Shares from Short and Short will sell 3,500 Preferred Shares and 453,418 Common Shares to the Buyer.

      (c) On August 1, 2002, the Buyer will purchase 729,167 Warrants (the "Short Warrants") from Short and Short will sell the Short Warrants to the Buyer.

      1.2 Purchase Price for the Preferred Shares. The purchase price to be paid by the Buyer for the Preferred Shares (including accrued dividends) will be $597.6784 per Preferred Share.

      1.3 Purchase Price for the Common Shares. The purchase price to be paid by the Buyer for the Common Shares will be $3.68 per Common Share.

      1.4 Purchase Price for the Warrants. The purchase price to be paid by the Buyer for the Warrants will be $3.64 per Warrant.


                                   ARTICLE II
                  THE CLOSING AND THE SALE OF SHORT'S WARRANTS

      2.1 Time and Place of Closing. The closing (the "Closing") of the purchase of the Preferred Shares, the Common Shares and the Warrants (other than the Short Warrants) will take place at the offices of Clifford Chance Rogers & Wells LLP, 200 Park Avenue, New York, New York, at 10:00 a.m., New York City time, on the date of this Agreement (the "Closing Date").

      2.2 Sellers' Actions at Closing. At the Closing, the Sellers will deliver to the Buyer the following:

      (a) The certificates representing all the Preferred Shares, endorsed or accompanied by documents of assignment which comply with the requirements of
Section 8-401 of the Uniform Commercial Code as in effect in Delaware.

      (b) The certificates representing all the Common Shares, endorsed or accompanied by documents of assignment which comply with the requirements of
Section 8-401 of the Uniform Commercial Code as in effect in Delaware.

      (c) The certificates representing all the Warrants which are being sold by Prometheus, endorsed or accompanied by documents of assignment which comply with the requirements of Section 8-401 of the Uniform Commercial Code as in effect in Delaware.

      2.3 Buyer's Actions at Closing. At the Closing, the Buyer will deliver to the Sellers the following:

      (a) To Prometheus (or, at Prometheus' instruction, to Capital Trust, Inc. or its designee), evidence of a wire transfer of immediately available funds to an account that has been specified by Prometheus prior to the date of this Agreement in the amount of $34,727,232.28, in payment of the purchase price for the 25,000 Preferred Shares, 224,712 Common Shares and 5,208,333 Warrants that Prometheus is selling.

      (b) To Prometheus (or, at Prometheus' instruction, to Capital Trust, Inc. or its designee), evidence of a wire transfer to an account that has been specified by Prometheus prior to the date of this Agreement in the amount described in subparagraph (d).

      (c) To Short, a certified or bank cashier's check, or evidence of a wire transfer of immediately available funds to an account that has been specified by Short prior to the date of this Agreement, in the amount of $3,760,452.64, minus the amount described in subparagraph (d), in payment of the portion to be paid to Short of the purchase price for the 3,500 Preferred Shares and 453,418 Common Shares that Short is selling.

      (d) Short directs the Buyer to pay to Prometheus (or, at Prometheus' instruction, to Capital Trust, Inc. or its designee) at the Closing, out of the purchase price for the Preferred

Shares and Common Shares that Short is selling, the sum of $1,782,451.92. Prometheus and Short agree that the payment of that amount to Prometheus at the Closing shall constitute payment in full of all of the obligations of Short to Prometheus under and in respect of the Secured Promissory Note dated July 31, 2001, from Short to Prometheus in the principal amount of $1,750,000.

      (e) To each of the Sellers, a letter acknowledging that the Buyer will be acquiring the Preferred Shares, Common Shares and Warrants that the Buyer is purchasing from that Seller for investment, and not with a view to their resale or distribution.

      2.4 Sale of Warrants by Short. (a) On August 1, 2002, at the offices of Clifford Chance Rogers & Wells LLP, 200 Park Avenue, New York, New York, at 10:00 a.m. New York City time, Short will deliver to the Buyer the certificates representing the Short Warrants, and the Buyer will deliver to Short a certified or bank cashier's check, or evidence of a wire transfer of immediately available funds to an account specified at least 24 hours in advance by Short, in the amount of $2,654,167.88 in payment of the purchase price of the Short Warrants.

      (b) Until August 2, 2002, Short will not (i) sell or transfer, or enter into an agreement which may require Short to sell or transfer, any Short Warrants to anybody other than the Buyer, or (ii) exercise any of the Short Warrants. At the request of the Buyer, Short will place a legend on each certificate evidencing Short Warrants as follows:

            The warrants evidenced by this certificate are subject to an agreement which requires that they be sold on August 1, 2002 to FG Acquisition Corporation, and which prohibits the sale or transfer of any of those warrants prior to August 2, 2002 to anyone other than FG Acquisition Corporation.

      (c) The obligations of the Buyer and Short with regard to the Short Warrants will remain in effect even if the Merger takes place before August 1, 2002, and as a result of the Merger, the Short Warrants become warrants to purchase shares of the corporation which survives the Merger. Short consents to the provision of the Merger Agreement which will cause the Warrants (including the Short Warrants) to become warrants to purchase shares of the corporation which survives the Merger, and agrees that that provision of the Merger Agreement will constitute an amendment, effective at the Effective Time of the Merger, of the Warrants (including the Short Warrants).

                                  ARTICLE III
                         REPRESENTATIONS AND WARRANTIES

      3.1 Representations and Warranties of Prometheus. Prometheus represents and warrants to the Buyer and to Lennar as follows:

      (a) Prometheus is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.

      (b) Prometheus has all power and authority necessary to enable it to enter into this Agreement and carry out the transactions contemplated by this Agreement. All actions necessary to authorize Prometheus to enter into this Agreement and carry out the transactions contemplated by it have been taken. This Agreement has been duly executed by Prometheus and is a valid and binding agreement of Prometheus, enforceable against Prometheus in accordance with its terms.

      (c) Except as set forth in Schedule 4.1-C to the Merger Agreement, neither the execution or delivery by Prometheus of this Agreement or of any document to be delivered in accordance with this Agreement nor the consummation by Prometheus of the transactions contemplated by this Agreement or by any document to be delivered in accordance with this Agreement will violate, result in a breach of, or constitute a default (or an event which, with notice or lapse of time or both would constitute a default) under, the Certificate of Formation or Limited Liability Company Agreement of Prometheus, any agreement or instrument to which

Prometheus is a party or by which it is bound, any law, or any order, rule or regulation of any court or governmental agency or other regulatory organization having jurisdiction over Prometheus. Prometheus does not own any shares of stock of, or other equity interests in, any other entity, other than the stock of the Company being sold to the Buyer pursuant to this Agreement.

      (d) Prometheus is not the subject of any suit or governmental proceeding which seeks to prevent Prometheus from completing the transactions which are the subject of this Agreement, nor, to the best of Prometheus' knowledge, has any such suit or proceeding against Prometheus been threatened.

      (e) Prometheus owns 25,000 Preferred Shares, 224,712 Common Shares and 5,208,333 Warrants (the "Prometheus Securities"), free and clear of any liens or encumbrances (other than liens in favor of Capital Trust, Inc., which will be discharged at the Closing), and Prometheus has full authority to sell the Prometheus Securities as contemplated by this Agreement. Each Warrant entitles (or, when it becomes exercisable, will entitle) the holder to acquire one share of Common Stock for $0.04. Prometheus does not own, hold warrants to purchase, or otherwise have the right to acquire, any shares of stock of the Company of any class other than (x) the Prometheus Securities, (y) shares of Common Stock Prometheus has (or will have) the right to acquire upon exercise of Warrants included in the Prometheus Securities, and (z) Prometheus' right to acquire Preferred Shares and Warrants from Short upon foreclosure of security interests granted by Short to Prometheus (which will be discharged when Prometheus receives the payment required by Paragraph 2.3(d)). Prometheus has not granted any option or right, and is not a party to any other agreement (other than the agreements creating the liens in favor of Capital Trust, Inc. described in the first sentence of this subparagraph), which requires, or upon the passage of time, the payment of money, or the occurrence of any other event, may require, Prometheus to transfer any of the Prometheus

Securities to anyone other than the Buyer. When the Buyer acquires the Prometheus Securities as contemplated by this Agreement, the Buyer will become the owner of the Prometheus Securities, free and clear of any liens, encumbrances or claims of other persons, other than liens or encumbrances imposed by reason of acts of the Buyer.

      (f) No governmental filings, authorizations, approvals or consents, or other governmental action are required to permit Prometheus to fulfill all its obligations under this Agreement.

      (g) To the best of Prometheus' knowledge, each of the representations and warranties contained in Paragraph 4.1 of the Merger Agreement is true and correct in all material respects (except that each of those representations and warranties which is qualified as to materiality or as to absence of a Material Adverse Effect is true and correct in all respects). For the purposes of this subparagraph, Prometheus' "knowledge" of a fact or condition means actual awareness of that fact or condition by one or more of Andrew Zobler, Mark Ticotin or Michael Mahony.

      3.2 Representations and Warranties of Short. Short represents and warrants to the Buyer and to Lennar as follows:

      (a) Short is an individual.

      (b) Short has all power and authority necessary to enable him to enter into this Agreement and carry out the transactions contemplated by this Agreement without any action by any other person. This Agreement has been duly executed by Short and is a valid and binding agreement of Short, enforceable against him in accordance with its terms.

      (c) Neither the execution or delivery of this Agreement or of any document to be delivered in accordance with this Agreement nor the consummation of the transactions contemplated by this Agreement or by any document to be delivered in accordance with this Agreement will violate, result in a breach of, or constitute a default (or an event which, with notice or lapse of time or both would constitute a default) under any agreement or instrument to which Short is a party or by which Short is bound, any law, or any order, rule or regulation of any court or governmental agency or other regulatory organization having jurisdiction over Short.

      (d) Short is not the subject of any suit or governmental proceeding which seeks to prevent Short from completing the transactions which are the subject of this Agreement, nor, to the best Short's knowledge, has any such suit or proceeding against Short been threatened.

      (e) Short owns 3,500 Preferred Shares, 453,417 Common Shares and the 729,167 Short Warrants (the "Short Securities"), free and clear of any liens or encumbrances (other than liens in favor of Prometheus, which will be discharged at the Closing), and Short has full authority to sell the Short Securities as contemplated by this Agreement. Each Short Warrant entitles (or, when it becomes exercisable, will entitle) the holder to acquire one share of Common Stock for $0.04. Short does not own, hold warrants to purchase, or otherwise have the right to acquire, any shares of stock of the Company of any class other than the Short Securities, the shares of Common Stock Short has (or will have) the right to acquire upon exercise of Short Warrants, options to purchase 63,000 shares of Common Stock and the shares of Common Stock Short has (or will have) the right to acquire upon exercise of those options, and 1500 shares Short holds as custodian for his children. Short has not granted any option or right, and is not a party to any other agreement (other than the agreements creating the liens in favor of Prometheus described in the first sentence of this subparagraph), which requires, or upon the passage of time, the payment of money, or the occurrence of any other event, may require Short to transfer any of the Short Securities to anyone other than the Buyer. When the Buyer acquires the Short Securities as contemplated by this Agreement, the Buyer will become the owner of the Short Securities, free and clear of any liens, encumbrances or claims of other persons, other than liens or encumbrances imposed by reason of acts of the Buyer.

      (f) No governmental filings, authorizations, approvals or consents, or other governmental action are required to permit Short to fulfill all his obligations under this Agreement.

      (g) To the best of Short's knowledge, each of the representations and warranties contained in Paragraph 4.1 of the Merger Agreement is true and correct in all material respects (except that each of those representations and warranties which is qualified as to materiality or as to absence of a Material Adverse Effect is true and correct in all respects). For the purposes of this subparagraph, Short's "knowledge" of a fact or condition means his actual awareness of that fact or condition.

      3.3 Representations and Warranties of Lennar and the Buyer. Lennar and the Buyer jointly and severally represent and warrant to the Sellers as follows:

      (a) Each of Lennar and the Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

      (b) Each of Lennar and the Buyer has all corporate power and authority necessary to enable it to enter into this Agreement and carry out the transactions contemplated by this Agreement. All corporate actions necessary to authorize Lennar and the Buyer to enter into this Agreement and carry out the transactions contemplated by it have been taken. This Agreement has been duly executed by each of Lennar and the Buyer and is a valid and binding agreement of each of Lennar and the Buyer, enforceable against each of them in accordance with its terms.

      (c) Neither the execution or delivery of this Agreement or of any document to be delivered in accordance with this Agreement nor the consummation of the transactions contemplated by this Agreement or by any document to be delivered in accordance with this Agreement will violate, result in a breach of, or constitute a default (or an event which, with notice or lapse of time or both would constitute a default) under, the Certificate of Incorporation or by-laws of Lennar or the Buyer, any agreement or instrument to which Lennar or the Buyer or any other subsidiary of Lennar is a party or by which any of them is bound, any law, or any order, rule or regulation of any court or governmental agency or other regulatory organization having jurisdiction over Lennar, the Buyer or any other subsidiary of Lennar.

      (d) No governmental filings, authorizations, approvals or consents, or other governmental action are required to permit each of Lennar and the Buyer to fulfill all its obligations under this Agreement.

      (e) The Buyer is wholly owned by Lennar.

      (f) Lennar has, and will provide to the Buyer, sufficient funds to enable the Buyer to purchase and pay for all the Prometheus Securities and all the Short Securities and enable the Buyer to fulfill in a timely manner all its obligations under this Agreement and under the Merger Agreement.

      (g) Neither the Buyer nor Lennar is the subject of any suit or governmental proceeding which seeks to prevent the Buyer from completing the transactions which are the subject of this Agreement, nor, to the best of Lennar's or the Buyer's knowledge, has any such suit or proceeding been threatened.

      (h) The Buyer will be acquiring the Prometheus Securities and the Short Securities for investment, and not with a view to their resale or distribution.

      3.4 Expiration of Representations and Warranties. The representations and warranties in Paragraphs 3.1 (other than subparagraph 3.1(e)), 3.2 (other than subparagraph 3.2(e)) and 3.3 will expire upon completion of the Closing. After the Buyer purchases the Prometheus Securities and the Short Securities (other than the Short Warrants) at the Closing, no party can assert a claim, other than a claim for intentional fraud, because any matter that is the subject and of a representation and warranty in Paragraph 3.1 (other than subparagraph 3.1(e)),
3.2 (other than subparagraph 3.2(e)) or 3.3 is not as represented and warranted.

      3.5 Acknowledgement by the Buyer and Lennar. The Buyer and Lennar each acknowledges that neither Prometheus nor Short has made any representations and warranties to it, other than those expressly set forth in Paragraphs 3.1 and 3.2, with respect to any of the securities the Buyer is purchasing under this Agreement, the Company or any of the transactions contemplated by this Agreement, and that the Buyer and Lennar have been given the opportunity to ask the Company questions, and have received answers, about the Company and the securities the Buyer is purchasing under this Agreement.

                                   ARTICLE IV
                            AGREEMENTS OF THE PARTIES

      4.1 Agreement of the Sellers. Each of the Sellers will cooperate in all reasonable ways to cause the Merger to take place, and neither of the Sellers will do anything which is reasonably likely to impede or delay the Tender Offer or the Merger.

      4.2 Sellers' Efforts to Fulfill Conditions. Each of the Sellers will use its or his best efforts to cause all the conditions set forth in Paragraph 5.1 to be fulfilled prior to or at the Closing.

      4.3 Efforts of the Buyer and Lennar to Fulfill Conditions. Each of the Buyer and Lennar will use its best efforts to cause all the conditions set forth in Paragraph 5.2 to be fulfilled prior to or at the Closing.


                                   ARTICLE V
                         CONDITIONS PRECEDENT TO CLOSING

      5.1 Conditions to Buyer's Obligations. If the Closing does not take place simultaneously with the execution of this Agreement, the obligations of the Buyer at the Closing will be subject to satisfaction of the following conditions (any or all of which may be waived by the Buyer):

      (a) The representations and warranties of each of the Sellers contained in this Agreement will, except as contemplated by this Agreement, be true and correct in all material respects (except that representations and warranties which are qualified as to materiality or as to absence of Material Adverse Effect will be true and correct in all respects) at the Closing Date with the same effect as though made on that date, and each of the Sellers will have delivered to the Buyer a certificate dated the Closing Date and signed by the Seller, or an officer or other authorized signatory of the Seller, as applicable, to that effect.

      (b) Each of the Sellers will have fulfilled in all material respects all its or his obligations under this Agreement required to have been fulfilled prior to or at the Closing.

      (c) No order will have been entered by any court or governmental authority and be in force which invalidates this Agreement or restrains Lennar or the Buyer from completing the transactions which are the subject of this Agreement and no action will be pending against Lennar, the Buyer or the Company relating to the transactions which are the subject of this Agreement which presents a reasonable likelihood of resulting in an award of damages against

Lennar, the Buyer or the Company which would be material in relationship to the aggregate price being paid by the Buyer for the Prometheus Securities and the Short Securities, or would be material to the Company and its subsidiaries taken as a whole.

      (d) The Company will have executed the Merger Agreement and the Merger Agreement will be in full force and effect.

      (e) The Company will have executed an agreement to sell its operations in Texas known as Wilshire Homes for at least $23 million not later than June 26, 2002, and the purchaser will have placed in escrow a deposit of at least $1,500,000 with regard to that sale which is not refundable under any circumstances, other than because of a material breach of warranty by the Company or a failure of the Company to fulfill its obligations in a material respect.

      (f) GCH, Inc. (formerly named Genessee Custom Homes, Inc.) will have delivered to The Genessee Company and to the Company an executed Indemnification Agreement in the form of Exhibit 5.1-F.

      (g) The Closing Date will be not later than July 31, 2002.

      5.2 Conditions to Sellers' Obligations. If the Closing does not take place simultaneously with the execution of this Agreement, the obligations of each of the Sellers at the Closing will be subject to the following conditions (any or all of which may be waived by Prometheus, except that the condition in Paragraph 5.2(c) may only be waived as to a particular order or action by the Seller which or who is subject to the order or is a defendant in the action):

      (a) The representations and warranties of Lennar and the Buyer contained in this Agreement will, except as contemplated by this Agreement, be true and correct in all material respects (except that representations and warranties which are qualified as to materiality or as to absence of Material Adverse Effect will be true and correct in all respects) at the Closing Date with the same effect as though made on that date, and each of the Buyer and Lennar will have delivered to the Sellers a certificate dated that date and signed by the President or a Vice President of the applicable one of the Buyer and Lennar to that effect.

      (b) The Buyer will have fulfilled in all material respects all its obligations under this Agreement required to have been fulfilled prior to or at the Closing.

      (c) No order will have been entered by any court or governmental authority and be in force which invalidates this Agreement or restrains a Seller from completing the transactions which are the subject of this Agreement and no action will be pending against a Seller relating to the transactions which are the subject of this Agreement which presents a reasonable likelihood of resulting in an award of damages against that Seller which would be material in relation to the aggregate purchase price that Seller will be receiving under this Agreement.

      (d) The Merger Agreement will have been executed by Lennar and by the Buyer and will be in full force and effect.

      (e) The Closing Date will be not later than July 31, 2002.

                                   ARTICLE VI
                                   TERMINATION

      6.1 Right to Terminate. If the Closing does not take place simultaneously with the execution of this Agreement, this Agreement may be terminated at any time prior to the Closing:

      (a) By mutual consent of Lennar and Prometheus.

      (b) By either Lennar or Prometheus if, without fault of the terminating party, the Closing does not occur on or before July 31, 2002.

      (c) By the Buyer if (i) it is determined that any of the representations or warranties of either of the Sellers contained in this Agreement was not complete and accurate in all material respects (or that any representation and warranty which is limited to items which are material or will have a Material Adverse Effect was not complete and accurate in all respects) on the date of this Agreement or (ii) any of the conditions in Paragraph 5.1 is not satisfied or waived by the Buyer prior to or on the Closing Date.

      (d) By the Sellers if (i) it is determined that any of the representations or warranties of the Buyer contained in this Agreement was not complete and accurate in all material respects (or that any representation and warranty which is limited to items which are material or will have a Material Adverse Effect was not complete and accurate in all respects) on the date of this Agreement or
(ii) any of the conditions in Paragraph 5.2 is not satisfied or waived by the Sellers prior to or on the Closing Date.

      6.2 Effect of Termination. If this Agreement is terminated pursuant to Paragraph 6.1, after this Agreement is terminated, neither party will have any further rights or obligations under this Agreement. Nothing contained in this Paragraph will, however, relieve either party of liability for any breach of this Agreement which occurs before this Agreement is terminated.

                                  ARTICLE VII
                               ABSENCE OF BROKERS

      7.1 Representations and Warranties Regarding Brokers and Others. (a) Each of Lennar and the Buyer represents and warrants to the Sellers that nobody has acted as a broker, a finder or in any similar capacity with respect to Lennar or the Buyer in connection with the transactions which are the subject of this Agreement or the Merger Agreement, and each of the

Sellers represents and warrants to Lennar and the Buyer that nobody has acted as a broker, a finder or in any similar capacity with respect to either of the Sellers in connection with the transactions which are the subject of this Agreement or the Merger Agreement. Lennar and the Buyer jointly and severally indemnify each of the Sellers against, and agree to hold each of the Sellers harmless from, and each of the Sellers indemnifies each of Lennar and the Buyer against, and agrees to hold each of them harmless from, all losses, liabilities and expenses (including, but not limited to, reasonable fees and expenses of counsel and costs of investigation) incurred because of any claim by anyone for compensation as a broker, a finder or in any similar capacity by reason of services allegedly rendered to such indemnifying party in connection with the transactions which are the subject of this Agreement.

      (b) Each of Prometheus and Short represents and warrants to Lennar and the Buyer that (i) UBS Warburg LLC ("UBSW") has acted as a financial advisor to the Company and its board of directors with respect to the transactions contemplated by the Merger Agreement, (ii) the Company is responsible for the payment to UBSW of the fees and expenses and other amounts owing to UBSW in connection with the services it rendered as a financial advisor to the Company and its board of directors with respect to the transactions contemplated by the Merger Agreement, and (iii) the fees, expenses and other amounts owing to UBSW in connection with those services will not exceed $1,450,000.

                                  ARTICLE VIII

                                 LENNAR GUARANTY

      8.1 Guaranty of Buyer's Obligations. Lennar guarantees the fulfillment by the Buyer of all the Buyer's obligations under this Agreement.

                                   ARTICLE IX

                                     GENERAL

      9.1 Expenses. Lennar, the Buyer and the Sellers will each pay its or his own expenses in connection with the transactions which are the subject of this Agreement, including legal fees and disbursements.

      9.2 Access to Properties, Books and Records.

      (a) After the Closing, Lennar and the Buyer each will use its best efforts to cause the Company to provide the Sellers with access to the books and records and knowledgeable personnel of the Company and of its subsidiaries during normal business hours in connection with the preparation of financial statements by each of the Sellers or affiliates of Prometheus and the preparation of tax returns by each of the Sellers or affiliates of Prometheus.

      (b) After the Closing, each of the Sellers will, and Prometheus will cause its affiliates to, provide Lennar, the Buyer and the Company with access to their books and records relating to the Company or its subsidiaries during normal business hours in connection with the preparation of financial statements by Lennar, the Buyer, the Company or their respective affiliates, the preparation of tax returns by Lennar, the Buyer, the Company or their respective affiliates or audits of tax returns of Lennar, the Buyer, the Company or their respective affiliates.

      9.3 Press Releases. Lennar and the Sellers will consult with each other before any of them issues any press releases or otherwise makes any public statements with respect to this Agreement, except that nothing in this Paragraph will prevent a party to this Agreement from making any statement when and as required by law or by the rules of any securities exchange or securities quotation system on which securities of that party or an affiliate are listed or quoted.

      9.4 Entire Agreement. This Agreement contains the entire agreement among Lennar, the Buyer and the Sellers relating to the transactions which are the subject of this Agreement, all prior negotiations, understandings and agreements between Lennar or the Buyer and either or both of the Sellers are superseded by this Agreement, and there are no representations, warranties, understandings or agreements concerning the transactions which are the subject of this Agreement other than those expressly set forth in this Agreement.

      9.5 Benefit of Agreement. This Agreement is for the benefit of the parties to it, their respective successors and any permitted assigns. This Agreement is not intended to be for the benefit of, or to give any rights to, anybody other than the parties, their respective successors and any permitted assigns.

      9.6 Captions. The captions of the articles and paragraphs of this Agreement are for reference only, and do not affect the meaning or interpretation of this Agreement.

      9.7 Assignments. Neither this Agreement nor any right of any party under it may be assigned, except that the Buyer may assign its rights and obligations under this Agreement to a corporation which is directly or indirectly majority owned by Lennar.

      9.8 Notices and Other Communications. Any notice or other communication under this Agreement must be in writing and will be deemed given when it is delivered in person or sent by facsimile (with proof of receipt at the number to which it is required to be sent), or on the third business day after the day on which it is mailed by first class mail from within the United States of America, to the following addresses (or such other address as may be specified after the date of this Agreement by the party to which the notice or communication is sent):

      If to Prometheus:

                  c/o Lazard Freres Real Estate Investors, LLC
                  30 Rockefeller Plaza, 50th Floor

                  New York, New York 10020
                  Attention: Andrew Zobler
                  Facsimile No.: (212) 332-5736
                        and
                  Attention: General Counsel
                  Facsimile No.: (212) 332-1793

            with a copy to:

                  David P. Stone
                  Weil, Gotshal & Manges LLP
                  767 Fifth Avenue
                  New York, New York 10153
                  Facsimile No.:  (212) 310-8007

      If to Short:

                  Robert Short
                  The Genesee Company
                  603 Park Point Drive
                  Suite 201
                  Golden, Colorado 80401
                  Facsimile No.:  (303) 526-2057

            with a copy to:

                  William R. Neff
                  Otten, Johnson, Robinson, Neff & Ragonetti, P.C. 950 17th Street, Suite 1600
                  Denver, Colorado 80202
                  Facsimile No.: (303)825-6525


      If to Lennar or the Buyer:

                  700 N.W. 107th Avenue
                  Miami, Florida 33172
                  Attention:  Bruce Gross
                  Facsimile No.: (305) 229-7115
                                and
                  Attention: David McCain
                  Facsimile No.: (305) 229-6650


            with a copy to:

                  David W. Bernstein
                  Clifford Chance Rogers & Wells LLP
                  200 Park Avenue

                  New York, New York 10166
                  Facsimile No.:  (212) 878-8375

      9.9 Governing Law. (a) This Agreement will be governed by, and construed under, the substantive laws of the State of Delaware, without giving effect to conflicts of laws principles which would apply the laws of any other jurisdiction.

      (b) Each of Lennar, the Buyer and each of the Sellers agrees that any action or proceeding relating to this Agreement or the transactions contemplated by it may be brought in any Federal or state court sitting in the State of Delaware in the United States of America and each of them (i) consents to the jurisdiction of each of those courts in any such action or proceeding, (ii) agrees not to seek to have the venue of any such action or proceeding changed because of inconvenience of the forum or otherwise (except that nothing in this Paragraph will prevent a party from removing an action from a state court to a Federal court sitting in that state), and (iii) agrees that process in any such action or proceeding may be served by registered mail or in any other manner permitted by the rules of the court in which the action or proceeding is brought.

      9.10 Amendments. This Agreement may be amended only by a document in writing signed by Lennar and each of the Sellers.

      9.11 Counterparts. This Agreement may be executed in two or more counterparts, some of which may be signed by fewer than all the parties or may contain facsimile copies of pages signed by some of the parties. Each of those counterparts will be deemed to be an original copy of this Agreement, but all of them together will constitute one and the same agreement.

      IN WITNESS WHEREOF, Lennar, the Buyer and each of the Sellers have executed this Agreement, intending to be legally bound by it, on the day shown on the first page of this Agreement.

                                    LENNAR CORPORATION


                                    By:
                                         -------------------------------------
                                         Title:


                                    FG ACQUISITION CORPORATION


                                    By:
                                         -------------------------------------
                                         Title:


                                    PROMETHEUS HOMEBUILDERS LLC
                                    By: LF STRATEGIC REALTY INVESTORS II L.P.,
                                            its managing member,

                                            By: LAZARD FRERES REAL ESTATE
                                                  INVESTORS L.L.C., its general
                                                  partner


                                                  By:
                                                     --------------------------
                                                      Title:


                                    -------------------------------------------
                                    ROBERT SHORT